
Trinity Industries, Inc.

2001
Annual Report



Trinity Industries'

Business Groups

Trinity Rail Group

Trinity operates its railcar business under the name Trinity Rail Group (TRG). TRG provides a complete array of railcar solutions for its customers. Trinity Rail Group consists of three business units. Trinity Rail Operations is comprised of the North American freight and tank car businesses, which manufacture a broad line of railcars, including tank cars, hoppers, boxcars, gondolas, flat cars and auto racks. Trinity Rail Components & Repair provides a variety of railcar components and services, including repair and maintenance, and Trinity Rail GmbH operates the European tank car and freight car businesses.

Trinity Rail Group and Trinity Industries Leasing Company coordinate their sales and marketing activities through Trinity Rail Market Services, which provides a single point of contact for railroads and shippers seeking solutions to their needs for rail equipment and services.

Trinity Railcar Leasing and Management Services Group

Trinity has provided railcar leasing services to its customers since the late 1970's. Trinity Railcar Leasing and Management Services Group provides a broad array of leasing, financing and fleet management services. This group develops a variety of railcar leasing structures, which provide customers with flexible financing packages when acquiring railcars. Trinity's asset management services leverage Trinity's railcar expertise and allow customers to focus their resources on managing their core businesses, while Trinity assists in managing their rail fleet.

Inland Barge Group

Trinity's Inland Barge Group manufactures a variety of dry-cargo barges, including flat-deck and hopper barges. This segment also produces tank barges used to transport petroleum and petroleum products. Trinity remains the largest producer of inland barges in the United States. Barges manufactured by Trinity transport products throughout the U.S. inland waterways.

Construction Products Group

This group is comprised of the highway safety products group, the concrete and aggregates group, weld pipe fittings group and structural bridge group. Trinity is one of the largest producers of highway safety products in the world, with a complete line of standard and proprietary products. Trinity is also a strong regional player in the concrete, aggregates and structural bridge businesses in the state of Texas. This segment houses the fittings business, which has one of the most complete offerings of weld pipe fittings in the U.S.

Industrial Products Group

Trinity is a leading producer of tank containers and tank heads for pressure vessels. Trinity's tanks are manufactured in the United States, Mexico and Brazil and include LPG tanks, storage tanks, chlorine containers and a variety of cylinders. A portion of Trinity's industrial products are marketed in Mexico under the brand name of *TATSA*.


EXCESS HEIGHT CAR
TTX
BTTX
110096


CERTIFIED PROF. DRIVER
Transit Mix






Pictured above: Robert Stone of Celanese reviews Trinity's web based railcar management system.

 **Trinity Industries, Inc.** has grown from a small propane tank manufacturing company which started in the 1930's into a leading capital goods manufacturing company serving the transportation, construction and industrial markets of the world. The majority of Trinity's businesses are cyclical and involve high volume, repetitive production processes which are transferable between its locations. Trinity has a diversified portfolio of industrial products ranging from railcars to barges, highway safety products, concrete and propane tanks. There has always been a unique synergy created in the way Trinity's employees share ideas throughout the company.

Today, Trinity is recognized as a leader in each of its markets. Trinity operates in five distinct business groups led by seasoned executives with expertise in each area. Trinity's rail group produces a full range of freight cars, tank cars and related parts while the leasing group provides a variety of leasing, financing and asset management options for Trinity's railcar customers. Trinity's barge group remains the largest provider of inland barges in the United States, while the construction products group is the domestic leader in the production of highway safety products. The construction products group also manufactures a wide variety of pipe fittings and is a strong regional producer of concrete and aggregates serving Texas markets. Trinity continues its legacy as one of the most respected manufacturers of pressure vessels and related components in the world. Throughout its history, Trinity has successfully survived numerous cyclical challenges by relying on the strength, expertise and experience of its people.

Trinity Industries, Inc. is based in Dallas, Texas. Our common stock is traded on the New York Stock Exchange under the symbol TRN. To view this annual report online, go to www.trin.net. This Annual Report contains forward looking statements as described in Item 1 of the accompanying Form 10-K to which you are directed for a description of factors which could cause actual results to differ from those described in the forward looking statements.

Timothy R. Wallace
Chairman, President & Chief Executive Officer



Letter To Our Shareholders







Trinity Industries changed its fiscal year to coincide with the calendar year. This annual report reflects the 9-month period from April 1, 2001 through December 31, 2001.

As you may be aware, during 2001 Trinity's management and Board made the decision to change our fiscal year-end from March 31st to December 31st. This change is reflected in our reporting of a nine-month "stub year" for 2001. As a result, the financial numbers and data reported in this annual report cover the nine-month period from April 1, 2001 through December 31, 2001. In addition to changing our year-end, we realigned our financial reporting to coincide with our new management structure. We now have five key business segments for financial reporting purposes plus an "all other" category. The five groups are; *Trinity Rail Group*, which was formed after the October merger of our railcar operations with Thrall Car Manufacturing Company; *Trinity Railcar Leasing and Management Services Group*, the *Construction Products Group*, the *Inland Barge Group* and our *Industrial Products Group*. The executives responsible for running these businesses each possess extensive knowledge and expertise in their particular business field.

Over the past nine months, Trinity has experienced very competitive conditions in all the markets we serve. While the U.S. economy remains in a recession, we are consolidating and streamlining our operations at all levels. Since the majority of our businesses participate in cyclical markets, we routinely adjust our production levels and staffing to meet the demands of our markets. This year was no exception. It is our prime objective to remain competitive as our businesses transition through their respective business cycles. We expect each operating group to navigate through the cyclical and seasonal challenges of their markets. Each group develops an independent operating plan which takes into account fluctuations in market conditions, customer needs and industry demand. In order to improve our abilities to manage our cyclical businesses, we regularly share knowledge, experiences and technology improvements between our operating groups.

Many of our competitors are entrepreneurial and specialize in niche products, so we must be equipped to respond very quickly to market changes, pursue orders very aggressively and always provide competitively priced products regardless of the market position. As a general rule, during down cycles we strive to maintain a base load of business so we can preserve our core level of experience and expertise. This is precisely what we are striving to do with our railcar manufacturing facilities during the current down cycle. At times, this means we are forced to meet competitive prices with little or no profit contribution. Fortunately in our portfolio of businesses at Trinity, we have a diversified range of products and services which provide cash flow coverage when one of our business groups experiences a cyclical downturn.

When markets begin to improve and we add the next level of new business, our margins begin to show improvement. Last year, in our construction-related businesses, we were working at base load levels due to some unusually wet winter weather. By late spring, the weather conditions improved and our operating performance returned to more normal levels. Fortunately, this year we did not experience unusually wet weather and our construction-related businesses have remained more stable. It is always difficult to predict precisely when the next upturn will occur in a business cycle. As cyclical survivors, we remain poised to respond to opportunities and to flex with the demands of our marketplace.

During 2001, there were manufacturing facilities within Trinity that did not meet our long-term criteria. This resulted in the difficult decision to discontinue operations in some locations. When these situations occur, the principal items of equipment are relocated to upgrade our other existing facilities and the real estate, in some cases, is sold or leased. During 2001 we also reduced our investment in outside technology companies resulting in greater focus on our core businesses. We will continue to conduct detailed operational and financial reviews to evaluate the long-term viability of our operations.

Historically, when one of our businesses is in a down cycle, we move to strengthen Trinity's competitive position by acquiring other companies. During 2001, we did this in our merger with Thrall Car Manufacturing Company and our acquisition of Transport Capital. When we acquire companies during a down cycle, we experience a unique set of challenges in trying to balance our resources. Over the years we have developed a special competency for completing acquisitions during a cyclical downturn. To continue our success, we must maintain a long-term perspective and rely on the strengths of our organization.

The newly formed *Trinity Rail Group* (TRG) was created by Trinity's merger with Thrall Car Manufacturing Company in October 2001. TRG's mission is to provide products and services which enhance rail movement by improving efficiency, safety and cost-effectiveness. Trinity Rail Group consists of three business units: Trinity Rail Operations, which is comprised of the North American tank car and freight car businesses, Trinity Rail Components & Repair, which provides a variety of rail components as well as repair and maintenance, and Trinity Rail GmbH, which operates our European railcar businesses. Following our merger with Thrall Car Manufacturing Company, the North American and European railcar markets continued to experience a deteriorating demand for new products. As we have integrated our businesses, we have simultaneously adjusted our operations and production to meet the current demand. This has been a very challenging time period for our employees, but the adjustments made today will build a stronger future.

Trinity Industries merged with Thrall Car Manufacturing Company in October 2001.

Tim Wallace and Craig Duchossois, CEO of Duchossois Industries, shake hands following the merger.




RAILTRACK





Long term, the Trinity-Thrall merger will create benefits for our customers and investors. Trinity has established itself as the clear market leader in North America and Europe for the design and manufacturing of railcars. Trinity's ability to generate new products has been enhanced and we will continue to invest additional resources to develop new products. Beginning in 2002, we will separate our costs for our new product development so our investors can easily see the strength of our commitment to new product development.

The Trinity-Thrall merger has also provided us with additional management and technical expertise. Effective February 1st, we realigned our railcar management structure and I am very confident our new streamlined rail organization will be equipped to compete. The former Chairman of Thrall Car, Craig Duchossois, joined Trinity's Board in December. Craig provides us with significant benefits from his relationships and experience in the rail industry. We welcome Craig and the Duchossois family as a major equity owner of Trinity.

During the past year, as we have experienced a significant cyclical downturn in the rail industry, Trinity's leasing and management business has become a crucial sales and marketing tool. A larger portion of our railcar production has been leased rather than sold. Our acquisition of Transport Capital, a Chicago-based, privately held asset management and advisory services company, provided us with additional sales, marketing and leasing expertise. We are staffed with a very strong leasing and management team. Trinity Industries Leasing recently completed a $170 million equipment trust certificate financing package, which will provide us with a more appropriate capital structure for this business.

As part of our integration process for the Thrall and Transport Capital transactions, we have a special team of people assigned to assure a smooth integration process. We are working to extract maximum synergy and benefit from these two transactions. Trinity Rail Group and Trinity Industries Leasing have coordinated their sales and marketing activities through the formation of Trinity Rail Market Services, which will provide a single point of contact for railroads and shippers seeking solutions to their needs for rail equipment and services. Trinity Rail Group will focus on understanding its customer's needs and developing new products and services designed to make it a provider of rail transportation solutions rather than simply a supplier of equipment. These moves should solidify the company's position as the low cost, high quality provider of a complete portfolio of railcar products and services.

Our *Construction Products Group* remains the largest producer of highway safety products in North America with a complete line of standard and proprietary products. We are also a very strong regional player in Texas in the concrete, aggregate and structural bridge businesses. I am also pleased to report that Trinity's pipe fittings business became profitable once again this past year. During 2000 we restructured our fittings business and focused on streamlining our operations. During the last nine months, Trinity's Construction Products Group has effectively consolidated its leadership into one senior management team. It was also very gratifying to report that our construction-related business recovered from the weather-related problems we experienced during 2000. This group provided $64.3M of EBITDA during our nine-month period. Their cash flow helped offset a portion of the downturn in our rail operations. We are very proud of our construction products group's performance.

Our *Inland Barge Group* is seeing the benefits of a steady demand for barges from several of our barge customers. Many of our customers are purchasing barges to replace and upgrade their barge fleet. The barge demand has remained relatively steady since the summer of 2001. We currently have a solid backlog of barge orders which allows us stability in our operations and we are seeing some benefits from the efficiencies and cost controls this group has in place. The age of the U.S. inland barge fleet continues to be an issue and provides opportunities for us to pursue new orders. We will continue to invest in upgrading our capabilities to serve this industry.

Trinity's *Industrial Products Group* is a leading producer of tank containers and tank heads for pressure vessels. This group has worked diligently to consolidate the operational oversight of our North American product lines. The process improvements that have been made at the plant level in both the US and Mexico operations have allowed us to produce significantly more tanks with a smaller workforce. Since our Mexican operations have become so cost efficient, we are able to effectively compete for business on a global basis. In 2001 we started shipping, on a limited basis, LPG tanks from Mexico to Japan.

From a corporate finance point of view, during the nine-month period ending December 31st, we completed a committed bank facility for $450 million and a $200 million "off balance sheet" railcar financing package. Since January 1, 2002, we have also

Trinity's concrete, aggregate and structural bridge businesses are uniquely positioned in Texas.



Construction of George Bush Turnpike in Texas.

completed an "on balance sheet" railcar financing program in our leasing subsidiary of $170 million. The proceeds of both railcar financings were used to repay bank debt including the bridge loan used to finance the cash portion of the Thrall purchase price.

Recently, we have noted investor attention regarding our "off balance sheet financing" and I feel it is important for me to articulate a few of the basic points pertaining to our financing program in this area. Last year, we established one "off balance sheet" financing program which involved Trinity manufactured railcars. The majority of our "off balance sheet" railcar financing program received a AA rating by Standard & Poors with the balance receiving a AA-. Our "off balance sheet" financing program involved public insurance companies who invested in the debt and a corporate investor with a substantial tangible net worth who provided the equity. We established this structure in order to obtain the benefits associated from acquiring funds at a AA rating level and to free up additional capital to repay a portion of our debt. More detailed information is available in our 10K.

In early March, we sold $31.5 million in common stock in a private placement and used the proceeds to pay down bank debt. We believe an equity sale of this size reflects confidence in Trinity's future. Over the next three months we will be working to renew or replace our existing committed bank facility.

During 2001, we continued to streamline our company at the corporate level. Our corporate staff now consists of a very small, highly experienced group of executives. We expect to maintain a select grouping of "shared services" at the corporate level. Trinity's Shared Services Group provides specialized functions in areas of our company where we create value by consolidating services under a centralized entity and maintain certain levels of expertise which our business groups are able to share. We will continue to adjust our Corporate and Shared Services overhead with the demands of our markets.

In summary, Trinity has continued its commitment to a "legacy of leadership" in the markets we serve by remaining focused in areas which support our position as a low-cost, high-quality provider of repetitive capital goods and services. 2001 was a very challenging time period for our country and for Trinity Industries as well. Our people worked diligently to confront the challenges associated with the recession as well as specific problems which followed the events of September 11th. I am very proud of the way our employees pulled together as a team to meet the unique challenges during this time period.

During 2001, each of our non-rail businesses produced positive results as their market conditions improved, while our rail-related businesses experienced the effects of a cyclical downturn. It is very difficult to predict when the rail market will return to normal levels. In our planning, we are anticipating another 12-18 months of decreased demand. In every business cycle, there's a tendency, short-term, to think the current cycle will last forever, but history has proven time and again that the industry demands shift between cycles over time. From a statistical point of view, the U.S. rail fleet continues to increase in age and some of our customers are beginning to address replacement issues. When the general economy in the U.S. begins to improve, we expect to see an increase in the demand for rail equipment.

We are also making a strategic review of our European rail operations. The market demand in Europe for rail products has not developed nearly as strong as we expected in the mid 90's. We have excess capacity and are trying to assess our overall strategic options. We expect to solidify our long-term strategy for the European rail portion of our business by the end of 2002.

The future of Trinity has always been determined by our ability to quickly flex with the demands of our industry and to capitalize on opportunities. Today, Trinity is in an excellent position to participate in an upswing in the economy and take advantage of desirable opportunities as they arise. We are now seeing some of the benefits of the diversity of our product lines and we remain in a strong financial position with plans to further enhance our competitive position. I truly appreciate the support of our employees, shareholders and customers as we have confronted the challenges of this past year. I look forward to the future with optimism and confidence in the abilities of our company and I thank you again for your support.

Timothy R. Wallace
Chairman, President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from April 1, 2001 to December 31, 2001.

Commission File Number 1-6903

Trinity Industries, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	75-0225040 (I.R.S. Employer Identification No.)
2525 Stemmons Freeway Dallas, Texas (Address of principal executive offices)	75207-2401 (Zip Code)

Registrant's telephone number, including area code (214) 631-4420

Securities Registered Pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	New York Stock Exchange, Inc.
Rights to Purchase Series A Junior Participating Preferred Stock, $1.00 par value	New York Stock Exchange, Inc.

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

The aggregate market value of voting stock held by nonaffiliates of the Registrant was $776,996,742 as of February 28, 2002.

At February 28, 2002 the number of shares of common stock outstanding was 44,371,946.

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the Registrants definitive proxy statement relating to the Annual Meeting of Stockholders to be held on May 13, 2002.

TRINITY INDUSTRIES, INC.

FORM 10-K

TABLE OF CONTENTS

	Caption	Page
	PART I	
Item 1.	Business	1
Item 2.	Properties	9
Item 3.	Legal Proceedings	9
Item 4.	Submission of Matters to a Vote of Security Holders	9
	PART II	
Item 5.	Market for the Company's Common Stock and Related Stockholder Matters	10
Item 6.	Selected Financial Data	11
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	12
Item 7a.	Quantitative and Qualitative Disclosures About Market Risk	21
Item 8.	Financial Statements and Supplementary Data	22
Item 9.	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	41
	PART III	
Item 10.	Directors and Executive Officers of the Company	42
Item 11.	Executive Compensation	42
Item 12.	Security Ownership of Certain Beneficial Owners and Management	42
Item 13.	Certain Relationships and Related Transactions	42
	PART IV	
Item 14.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	43

PART I

Item 1. *Business*

General Development of Business. Trinity Industries, Inc., incorporated in 1933, is one of the nation's leading diversified industrial companies providing a variety of high volume, repetitive products and services for the transportation, industrial, and construction sectors of the marketplace. We compete in cyclical markets and are continuously looking for opportunities to improve our competitive positions.

In September 2001, we changed our year-end from March 31 to December 31. Unless stated otherwise, all references to fiscal year 2000 shall mean the full fiscal year ended on March 31, 2000 and fiscal year 2001 shall mean the full fiscal year ended March 31, 2001. The nine months ended December 31, 2001 covers the period from April 1, 2001 to December 31, 2001.

In October 2001, we completed our merger transaction with privately owned Thrall Car Manufacturing Company. This merger combines Trinity's strength in tank car production, Thrall's strength in auto rack manufacturing and research and development expertise across the entire spectrum of railcars.

Trinity became a Delaware Corporation in 1987. The Company's principal executive offices are located at 2525 Stemmons Freeway, Dallas, Texas 75207-2401, and our telephone number is 214-631-4420.

Financial Information about Industry Segments. Financial information about our industry segments for the nine months ended December 31, 2001 and fiscal years 2001 and 2000 is presented in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 12 through 21.

Narrative Description of Business. The Company is engaged in the manufacture, marketing, and leasing of a variety of products consisting of the following five business groups:

Trinity Rail Group. Our railcar group primarily serves two markets: North America and Europe. We develop and manufacture a comprehensive selection of railcars used for transporting a wide variety of liquids, gases and dry cargo. We are the leading railcar manufacturer in North America. Our railcar operations offer a wide range of car types to take advantage of changing industry trends and developing market opportunities including:

- *Tank Cars* — Tank cars transport products such as liquified petroleum gas, liquid fertilizer, sulfur, sulfuric acids and corn syrup.
- *Auto Carrier Cars* — Auto carrier cars transport automobiles and sport utility vehicles.
- *Hopper Cars* — Covered hopper cars carry cargo such as grain, dry fertilizer, plastic pellets and cement. Open-top hoppers are most often used to haul coal.
- *Box Cars* — Box cars transport products such as food goods, auto parts, wood products and paper.
- *Intermodal Cars* — Intermodal cars transport intermodal containers and trailers, which are generally interchangeable among railcar, truck and ship, thus making it possible to move cargo without repeated loading and unloading.
- *Gondola Cars* — Rotary gondolas are used for coal service, and top-loading gondola cars transport a variety of other heavy bulk commodities such as scrap metals, steel products, machinery and lumber.
- *Specialty Cars* — Specialty cars are designed to address the special needs of a particular industry or customer, such as pressure differential cars used to haul fine grain food products such as sugar and flour, waste hauling gondolas and side dump cars.

We also manufacture and sell railcar parts, such as auto carrier doors and accessories, hatch rings, discharge gates, covers, floors, yokes, couplers, axles, hitches, bogies, brakes, center plates and chutes. These parts are ultimately used in manufacturing and repair of railcars.

We have the ability to maintain, repair and modify railcars through our repair network, Trinity Railcar Repair, Inc. This network consists of five major repair facilities and fourteen mini/mobile repair shops. The repair network locations are spread across the United States, including locations in Georgia, Montana, Pennsylvania and Texas.

Our customers include railroads, leasing companies, and shippers, such as utilities, petrochemical companies, grain shippers, and major construction and industrial companies. We compete against five major railcar manufacturers.

We hold patents of varying duration for use in our manufacture of railcar and component products. We cannot quantify the importance of such patents, but patents are believed to offer a marketing advantage in certain circumstances. No material revenues are received from licensing of these patents.

Construction Products Group. Our Construction Products segment is composed of highway safety products, concrete and aggregates, beams and girders used in highway construction and weld pipe fittings.

We are one of the largest manufacturers of roadside safety products in North America. Our products include highway safety guardrails and patented products such as guardrail end terminals, crash cushions, and other protective barriers that absorb and dissipate the force of impact in collisions between vehicles and fixed roadside objects. Our predominantly galvanized steel product lines use the principles of momentum transfer and kinetic energy absorption to safely decelerate errant vehicles. The Federal Highway Administration determines which products are eligible for federal funds for highway projects and has approved most of our products as acceptable permanent and construction zone highway hardware according to requirements of the National Cooperation Highway Research Program.

We hold patents and are a licensee for certain of our guardrail and end-treatment products that enhance our competitive position for these products.

We sell highway safety products in all 50 U.S. states, Canada, Mexico and other countries. We compete against several national and regional guardrail producers.

We supply ready mix concrete and construction aggregates, such as crushed stone, sand and gravel, asphalt rock and recycled concrete, primarily in Texas. Our customers are primarily owners, contractors and subcontractors in the construction and foundation industry who are located near our plant locations. We compete with ready mix concrete producers and aggregate producers located in Texas, Louisiana, and Arkansas.

Weld pipe fittings, such as caps, elbows, return bends, tees, concentric and eccentric reducers and full and reducing outlet tees, are sold primarily to pipeline, petrochemical, and non-petrochemical process industries. We compete with numerous companies throughout the United States. Competition for fittings has been intense during the previous three years.

We manufacture structural steel beams and girders for the construction of new, restored and/or replacement railroad bridges, county, municipal and state highway bridges and power generation plants. We sell bridge construction and support products primarily to owners, general contractors and subcontractors on highway and railroad construction products. Our competitors primarily include fabricators with facilities located in Texas, Oklahoma and Arkansas.

Inland Barge Group. We are the largest producer of inland barges in the United States and one of the largest producers of fiberglass barge covers. Our six manufacturing facilities are located along the United States inland river system allowing for rapid delivery to our customers.

We manufacture a variety of dry-cargo barges, such as deck barges and, open or covered hopper barges that transport various commodities, such as grain, coal and aggregates. We also produce tank barges used to transport liquid products at high or low temperatures. Fiberglass reinforced lift covers are primarily for grain and rolling covers are for other bulk commodities, such as steel, paper, salt and cement.

Our Inland Barge segment customers primarily include commercial marine transportation companies. Many companies have the capability to enter into, and from time to time do enter into, the inland barge manufacturing business. The Company strives to compete through efficiency in operations and quality of product.

Industrial Products Group. We are a leading producer of tank containers and tank heads for pressure vessels. We manufacture tanks in the United States, Mexico and Brazil. We market a portion of our industrial products in Mexico under the brand name of TATSA. The following paragraphs describe the types of tanks and heads that we purchase.

Pressure liquefied petroleum gas containers are used by industrial plants, utilities and small businesses and in suburban and rural areas for residential heating and cooking needs. We manufacture fertilizer containers for highway and railway transport, bulk storage, farm storage and the application and distribution of anhydrous ammonia. Our tanks range from 120-gallon tanks for residential use to 120,000-gallon bulk storage containers. We sell our containers to experienced propane dealers and technicians. We generally deliver the containers to our customers who install and fill the containers. Our competitors include large and small manufacturers.

We manufacture container heads, which are pressed metal components used in the manufacturing of many of our finished products. In addition, we sell container heads to other manufacturers. We manufacture the container heads in various shapes, and we produce pressure rated or non-pressure rated container heads, depending on their intended use. We use a significant portion of the heads we manufacture in the production of our tank cars and containers. We also sell our heads to a broad range of other manufacturers. Competition for heads in recent years has been intense and has resulted in sharply reduced prices for these products.

Trinity Railcar Leasing and Management Services Group. Through our wholly owned subsidiaries, primarily Trinity Industries Leasing Company, we lease specialized types of railcars, both tank cars and freight cars. As of December 31, 2001, we owned or leased approximately 22,000 railcars that were 93.6% leased. Additionally, we managed another 37,000 railcars on behalf of independent third parties.

We lease our railcars to industrial companies in the petroleum, chemical, agricultural, energy and other industries that supply their own railcars to the railroads. The terms of our railcar leases generally vary from one to twenty years and provide for fixed monthly rentals, with an additional mileage charge when usage exceeds a specified maximum.

The leasing business in which we are engaged is very competitive and there are a number of well-established companies that actively compete with us in the business of owning and leasing railcars. There are also a number of banks, investment partnerships and other financial institutions which compete with us in railcar leasing.

All Other. All Other includes our captive insurance and transportation companies, structural towers, and other peripheral businesses.

Foreign Operations. Trinity's foreign operations are primarily in Mexico, Romania, the United Kingdom, the Czech Republic, Brazil, Switzerland and Slovakia. Sales to foreign customers, primarily in Europe and Mexico, represented 7.6%, 5.3% and 2.6% of our consolidated revenues for the nine months ended December 31, 2001 and for fiscal years 2001 and 2000, respectively. As of December 31, 2001 and March 31, 2001 and 2000, we had approximately 11.0%, 14.4%, and 13.8% of our long-lived assets located outside the United States.

We manufacture railcars and LP Gas Containers at our Mexico facilities for export to the United States. Any material change in the quotas, regulations, or duties on imports imposed by the United States government and its agencies or on exports by the government of Mexico or its agencies could adversely affect our operations in Mexico. Our foreign activities are also subject to various other risks of doing business in foreign countries, including currency fluctuations, political changes, changes in laws and regulations and economic instability. Although our operations have not been materially affected by any of such factors to date, any substantial disruption of business as it is currently conducted could adversely affect our operations at least in the short term.

Backlog. As of December 31, 2001, our backlog for new railcars was $153.7 million and was $133.6 million for Inland Barge products. Included in the backlog for the railcars is $31.3 million of railcars to be sold to the Rail Leasing and Management Services Group. All of our backlog is expected to be delivered in the 12 months ending December 31, 2002.

As of March 31, 2001, our backlog for new railcars was $408.5 million and was $141.1 million for Inland Barge products. Included in the backlog for the railcars was $85.3 million of railcars to be sold to the Rail Leasing and Management Services Group.

Marketing. We sell substantially all of our products through our own salesmen operating from offices in the following states and foreign countries: Alabama, Arkansas, Arizona, Connecticut, Florida, Illinois, Kentucky, Louisiana, Michigan, Minnesota, Mississippi, Missouri, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Tennessee, Texas, Vermont, Utah, Brazil, Mexico, Romania, Sweden, and Canada. We also use independent sales representatives to a limited extent. Except in the case of weld fittings, guardrail and standard size LPG containers, we ordinarily fabricate our products to our customer's specifications contained in a purchase order.

Raw Materials and Suppliers.

Railcar Manufacturing. Products manufactured at our railcar manufacturing facilities require a significant supply of raw materials such as steel as well as numerous specialty components such as brakes, wheels and axles. Steel is available from numerous domestic and foreign sources. Specialty components purchased from third parties comprise approximately 50% of the cost of the production of each railcar. Although the number of alternative suppliers of specialty components has declined in recent years, at least two suppliers continue to produce most components. We continually monitor supply inventory levels to ensure adequate support for our production. We maintain good relationships with our suppliers and have not experienced any significant interruptions in recent years in the supply of raw materials or specialty components. Changes in the price of components and raw materials have not had a material effect on earnings.

Aggregates. Aggregates can be found in abundant quantities throughout the United States, and many producers exist nationwide. However, as a general rule, shipments from an individual quarry are limited in geographic scope because the cost of transporting processed aggregates to customers is high in relation to the value of the product itself. We operate 14 mining facilities strategically located in Texas and Louisiana to fulfill some of our needs for aggregates. We have not experienced difficulty fulfilling the rest of our needs from local suppliers.

Other. The principal material used by us in our other operating segments is steel. We believe that many domestic and foreign sources can provide an adequate supply of these materials.

Employees. As of December 31, 2001, Trinity had approximately 15,300 employees, of which approximately 11,900 were production employees and 3,400 were administrative, sales, supervisory and office employees. In connection with the Thrall merger, we added approximately 1,700 employees as of December 31, 2001. Of this total 500 were administrative.

Acquisitions. We made certain acquisitions during the nine months ended December 31, 2001 and during fiscal 2001 and 2000 accounted for by the purchase method. The acquired operations have been included in the consolidated financial statements from the effective dates of the acquisitions. See Note 4 to the consolidated financial statements.

Environmental Matters. We are subject to comprehensive federal, state, local and foreign environmental laws and regulations relating to the release or discharge of materials into the environment, the management, use, processing, handling, storage, transport or disposal of hazardous materials, or otherwise relating to the protection of human health and the environment. Such laws and regulations not only expose us to liability for our own negligent acts, but also may expose us to liability for the conduct of others or for our actions which were in compliance with all applicable laws at the time these actions were taken. In addition, such laws may require significant expenditures to achieve compliance, and are frequently modified or revised to impose new obligations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Our operations that involve hazardous materials also raise potential risks of liability under the common law.

Environmental operating permits are, or may be, required for our operations under these laws and regulations. These operating permits are subject to modification, renewal and revocation. We regularly monitor and review our operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of our businesses, as it is with other companies engaged in similar businesses. Therefore, environmental liabilities may have a material adverse effect on us in the future.

We believe that our operations and facilities, owned, managed, or leased, are in substantial compliance with applicable laws and regulations and that any noncompliance is not likely to have a material adverse effect on our operations or financial condition. However, future events, such as changes in or modified interpretations of existing laws and regulations or enforcement policies, or further investigation or evaluation of the potential health hazards of products or business activities, may give rise to additional compliance and other costs that could have a material adverse effect on our financial conditions and operations.

In addition to environmental laws, the transportation of commodities by railcar or barge raises potential risks in the event of a derailment, spill or other accident. Generally, liability under existing law in the United States for a derailment, spill or other accident depends on the negligence of the party, such as the railroad, the shipper or the manufacturer of the railcar. However, for certain hazardous commodities being shipped, strict liability concepts may apply.

Governmental Regulation

Railcar Industry

The primary regulatory and industry authorities involved in the regulation of the railcar industry are the Environmental Protection Agency; the Research and Special Programs Administration, a division of the Department of Transportation; the Federal Railroad Administration, a division of the Department of Transportation; and the Association of American Railroads.

These organizations establish rules and regulations for the railcar industry, including construction specifications and standards for the design and manufacture of railcars; mechanical, maintenance and related standards for railcars; safety of railroad equipment, tracks and operations; and packaging and transportation of hazardous materials.

We believe that our operations are in substantial compliance with these regulations. We cannot predict whether future changes that affect compliance costs would have a material adverse effect on financial conditions and operations.

Inland Barge Industry

The primary regulatory and industry authorities involved in the regulation of the barge industry are the United States Coast Guard; the National Transportation Safety Board; the United States Customs Service; the Maritime Administration of the United States Department of Transportation; and private industry organizations such as the American Bureau of Shipping.

These organizations establish safety criteria, investigate vessel accidents and recommend improved safety standards. Violations of these regulations and related laws can result in substantial civil and criminal penalties as well as injunctions curtailing operations. We believe that our operations are in substantial compliance with these regulations.

Occupational Safety and Health Administration and similar regulations

Our operations are subject to regulation of health and safety matters by the United States Occupational Safety and Health Administration. We believe that we employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims may be asserted against us for work-related illnesses or injury, and our operations may be adversely affected by the further adoption of occupational health and safety regulations in the United States or in foreign jurisdictions in which we operate. While we do not anticipate having to make material expenditures in order to remain in substantial compliance with these health and safety laws and regulations, we are unable to predict the ultimate cost of compliance. Accordingly, there can be no assurance that the Company will not become involved in future litigation or other proceedings or if the Company were found to be responsible or liable in any litigation or proceeding, that such costs would not be material to the Company.

Other Matters. To date, we have not suffered any material shortages with respect to obtaining sufficient energy supplies to operate our various plant facilities or its transportation vehicles. Future limitations on the availability or consumption of petroleum products, particularly natural gas for plant operations and diesel fuel for vehicles, could have an adverse effect upon our ability to conduct our business. The likelihood of such an occurrence or its duration, and its ultimate effect on our operations, cannot be reasonably predicted at this time.

Executive Officers of the Company. The following table sets forth the names and ages of all executive officers of the Company, all positions and offices with the Company presently held by them, the year each person first became an executive officer and the term of each person's office:

Name(1)	Age	Office	Officer Since	Term Expires
Timothy R. Wallace	48	Chairman, President & Chief Executive Officer	1985	May 2002
John L. Adams	57	Executive Vice President	1999	May 2002
Mark W. Stiles	53	Senior Vice President & Group President	1993	May 2002
Jim S. Ivy	58	Vice President & Chief Financial Officer	1998	May 2002
Michael E. Flannery	42	Chief Executive Officer of Trinity Rail Group, LLC	2001	May 2002
Andrea F. Cowan	39	Vice President, Shared Services	2001	May 2002
Jack L. Cunningham, Jr.	57	Vice President, Labor Relations	1982	May 2002
Michael G. Fortado	58	Vice President & Secretary	1997	May 2002
John M. Lee	41	Vice President, Business Development	1994	May 2002
Charles Michel	48	Controller	2001	May 2002
Joseph F. Piriano	64	Vice President, Purchasing	1992	May 2002
S. Theis Rice	51	Vice President, Legal Affairs	2002	May 2002
Linda S. Sickels	50	Vice President, Government Relations	1995	May 2002
Neil O. Shoop	58	Treasurer	1985	May 2002

(1) Mr. Adams joined the Company in 1999. Prior to that, Mr. Adams served as chief executive officer for a national financial institution. Mr. Ivy joined the Company in 1998. Prior to that, Mr. Ivy was a senior audit partner for a national public accounting firm. Mr. Flannery joined the Company in 2001. Prior to that he was Chief Administrative Officer and General Counsel of Duchossois Industries, Inc. and Vice Chairman of Thrall Car Manufacturing Company, a railcar manufacturing company that merged with a subsidiary of the Company in October of 2001. Ms. Cowan joined the Company in January 2000 as a divisional officer. Prior to that she was a consultant to Trinity for six months having spent fifteen years with the State of Texas in a variety of positions relating to policy and finance. Mr. Fortado joined the Company in 1997. Prior to that, Mr. Fortado served one year as senior vice president, general counsel, and corporate secretary for an oil and gas exploration company and prior to that as vice president, corporate secretary, and assistant general counsel for an integrated energy company. Mr. Michel joined the Company in 2001. Prior to that he served as Vice President and Chief Financial Officer of a national restaurant/entertainment company from 1994 to 2001. All of the other above-mentioned executive officers have been in the full time employment of the Company or its subsidiaries for more than five years. Although the titles of certain such officers have changed during the past five years, all have performed essentially the same duties during such period of time except for Timothy R. Wallace, Mark W. Stiles and S. Theis Rice. Mr. Wallace became Chairman and Chief Executive Officer on December 31, 1998. He was previously the President and Chief Operating Officer. In addition to Group President, Mr. Stiles became Senior Vice President on June 10, 1999. Mr. Rice was most recently serving as President of the Company's European operations.

Forward Looking Statements. This annual report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not historical facts are forward-looking statements and involve risks and uncertainties. These forward-looking statements include expectations, beliefs, plans, objectives, future financial performance, estimates, projections, goals and forecasts. Potential factors which could cause our actual results of operations to differ materially from those in the forward-looking statements include:

- market conditions and demand for our products;
- the cyclical nature of both the railcar and barge industries;
- abnormal periods of inclement weather in areas where construction products are sold and used;
- the timing of introduction of new products;
- the timing of customer orders;
- price erosion;
- changes in mix of products sold;
- the extent of utilization of manufacturing capacity;
- availability of supplies and raw materials;
- price competition and other competitive factors;
- changing technologies;
- steel prices;
- interest rates and capital costs;
- taxes;
- the stability of the governments and political and business conditions in certain foreign countries, particularly Mexico and Romania;
- changes in import and export quotas and regulations;
- business conditions in emerging economies; and
- legal, regulatory and environmental issues.

Any forward-looking statement speaks only as of the date on which such statement is made. Trinity undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Additional Factors That May Affect Future Results. We wish to caution you that there are risks and uncertainties that could cause our actual results to be materially different from those indicated by forward-looking statements that we make from time to time in filings with the Securities and Exchange Commission, news releases, reports, proxy statements, registration statements and other written communications, as well as oral forward-looking statements made from time to time by representatives of our Company. These risks and uncertainties include, but are not limited to, those risks described below. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. The cautionary statements below discuss important factors that could cause our business, financial condition, operating results and cash flows to be materially adversely effected.

The cyclical nature of our business results in lower revenues during economic downturns. We operate in cyclical industries. Downturns in overall economic conditions usually have a significant adverse effect on cyclical industries due to a decreased demand for new and replacement products. This decreased demand could continue to result in lower sales volumes, lower prices and/or a loss of profits. In addition, our recent acquisition of Thrall has increased our exposure to the effects of the cyclical nature of the railcar business. The railcar industry is in a deep down cycle and operating with a minimal backlog. If this down cycle continues, we could experience increased losses and could make additional plant closures and incur related costs.

We have potential exposure to environmental liabilities, which may increase costs and lower profitability. Our operations are subject to extensive and frequently changing federal, state and local environmental laws and regulations, including those dealing with air quality and the handling and disposal of waste products, fuel products and hazardous substances. In particular, we may incur remediation costs and other related expenses because:

- Some of our manufacturing facilities were constructed and operated before the adoption of current environmental laws and the institution of compliance practices; and
- Some of the products that we manufacture are used to transport hazardous materials.

Furthermore, although we intend to conduct appropriate due diligence with respect to environmental matters in connection with future acquisitions, we may be unable to identify or be indemnified for all potential environmental liabilities relating to any acquired business. Environmental liabilities incurred by us, if not covered by adequate insurance or indemnification, will increase our respective costs and have a negative impact on our profitability.

We compete in highly competitive industries, which may impact our respective financial results. We face aggressive competition in all geographic markets and each industry sector in which we operate. As a result, competition on pricing is often intense. The effect of this competition could reduce our revenues, limit our ability to grow, increase pricing pressure on our products, and otherwise affect our financial results.

Risks related to our operations outside of the United States could adversely impact our respective operating results. Our operations outside of the United States are subject to the risks associated with cross-border business transactions and activities. Political, legal, trade or economic changes or instability could limit or curtail our respective foreign business activities and operations. Some foreign countries where we operate have regulatory authorities that regulate railroad safety, railcar design and railcar component part design, performance and manufacture used on their railroad systems. If we fail to obtain and maintain certifications of our railcars and railcar parts within the various foreign countries where we operate, we may be unable to market and sell our railcars in those countries. In addition, unexpected changes in regulatory requirements, tariffs and other trade barriers, more stringent rules relating to labor or the environment, adverse tax consequences and price exchange controls could limit operations and make the manufacture and distribution of our products difficult. Furthermore, any material change in the quotas, regulations or duties on imports imposed by the U.S. government and agencies or on exports by the government of Mexico or its agencies could affect our ability to export the railcars and liquefied petroleum gas containers that we manufacture in Mexico. The uncertainty of the legal environment in these and other areas could limit our ability to enforce our respective rights effectively.

Because we do not have employment contracts with our key management employees, we may not be able to retain their services in the future. Our success depends on the continued services of our key management employees, none of whom currently have employment agreements with us. Although we have historically been successful in retaining the services of our key management, we may be unable to do so in the future. The loss of the services of one or more key members of our management team could result in increased costs associated with attracting and retaining a replacement and could disrupt our operations and result in a loss of revenues.

Although our businesses were not directly impacted by the recent terrorist attacks against the United States, the long-term effect of these events, or the domestic or foreign response to them, could negatively affect our respective ability to operate profitably in the future. The terrorist attacks that occurred in the United States on September 11, 2001, the subsequent military response by the United States, other terrorist attacks and future events occurring in response to or in connection with these attacks may negatively impact the economy in general. In particular, the negative impacts of these events may affect the industries in which we operate. This could result in delays in or cancellations of the purchase of our products or shortages in raw materials or component parts. Any of these occurrences could have a significant adverse impact on our operating results, revenues and costs.

Fluctuations in the supply of component parts used in the production of our products could have a material adverse effect on our ability to cost-effectively manufacture and sell our products. A significant portion or our business depends on the adequate supply of numerous specialty components such as brakes, wheels, side frames and bolsters at competitive prices. We depend on outside suppliers for a significant portion of our component part needs. While we endeavor to be diligent in its contractual relationships with our suppliers, a significant decrease in the availability of specialty components could materially increase our cost of goods sold or prevent us from manufacturing our products on a timely basis.

Our manufacturer's warranties expose us to potentially significant claims. We warrant the workmanship and materials of many of our products under limited warranties. Accordingly, we may be subject to significant warranty claims in the future such as multiple claims based on one defect repeated throughout our mass production process or claims for which the cost of repairing the defective part is highly disproportionate to the original cost of the part. We have never experienced any material losses attributable to warranty claims, but the possibility exists for these types of warranty claims to result in costly product recalls, significant repair costs and damage to our reputation.

We may be liable for product liability claims that exceed our insurance coverage. The nature of our business subjects us to product liability claims, especially in connection with the repair and manufacture of products that carry hazardous or volatile materials. We maintain reserves and liability insurance coverage at levels based upon commercial norms in the industries in which we operate and our historical claims experience. However, an unusually large product liability claim or a string of claims based on a failure repeated throughout our mass production process may exceed our insurance coverage or result in damage to our reputation.

We may incur increased costs due to fluctuations in interest rate and foreign currency exchange rates. We are exposed to risks associated with fluctuations in interest rate and changes in foreign currency exchange rates. We seek to minimize these risks, when considered appropriate, through the use of currency and interest rate hedges and similar financial instruments and other activities, although these measures may not be implemented or effective. Any material and untimely changes in interest rates or exchange rates could result in significant losses to us.

Item 2. *Properties.*

We principally operate in various locations throughout the United States with other facilities in Mexico, Brazil, Romania and Slovakia, all of which are considered to be in good condition, well maintained and adequate for our purposes.

	Approximate Square Feet		Productive Capacity Utilized
	Owned	Leased	
Rail Group	6,125,500	1,952,000	20%
Construction Products Group	2,347,000	10,000	85%
Inland Barge Group	692,000	45,000	85%
Industrial Products Group	648,500	—	50%
Executive Offices	173,000	—	N/A
All Other	35,000	—	0%
	10,021,000	2,007,000	

Item 3. *Legal Proceedings.*

In December 1999, a grand jury sitting in the Western District of Louisiana returned a two-count felony indictment against Trinity Baton Rouge, Inc., a wholly owned subsidiary of Trinity. The indictment charges Trinity Baton Rouge, Inc. with transporting hazardous waste without a proper manifest to an unpermitted facility in violation of the Resource Conservation Recovery Act. Trinity Baton Rouge, Inc. continues to deny all charges in the indictment and is defending this matter vigorously.

In September 1999, the United States Environmental Protection Agency filed a complaint against Trinity seeking penalties of approximately $225,000. The complaint alleges that Trinity failed to file certain submissions timely to the United States Environmental Protection Agency in an alleged violation of the Emergency Planning Community Right to Know Act. Trinity denies all allegations and is defending this matter vigorously.

We are involved in various other claims and lawsuits incidental to our business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse effect on our consolidated financial statements.

Item 4. *Submission of Matters to a Vote of Security Holders.*

None.

Item 5. *Market for the Company's Common Stock and Related Stockholder Matters.*

The Company's common stock is traded on the New York Stock Exchange with the ticker symbol "TRN". The following table shows the price range of the Company's common stock for the nine months ended December 31, 2001 and fiscal year 2001:

	Prices	
Fiscal Year 2001	**High**	**Low**
Quarter ended June 30, 2000	$23.56	$18.50
Quarter ended September 30, 2000	23.38	18.37
Quarter ended December 31, 2000	26.63	22.56
Quarter ended March 31, 2001	25.00	18.97
Nine months ended December 31, 2001	**High**	**Low**
Quarter ended June 30, 2001	$23.80	$17.50
Quarter ended September 30, 2001	27.85	20.70
Quarter ended December 31, 2001	28.04	21.33

The Company's transfer agent and registrar is The Bank of New York, New York, NY.

Holders

At December 31, 2001, the Company had approximately 1,991 record holders of common stock. The par value of the stock is $1.

Dividends

Since April 1, 2000, Trinity has paid quarterly dividends of $0.18 per common share and has paid 152 consecutive quarterly dividends. On March 14, 2002, the board of directors declared a quarterly dividend of $0.06 per share. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

Recent Sales of Unregistered Securities

On October 26, 2001, Trinity completed a merger with Thrall Car Manufacturing Company, Inc. Pursuant to the terms of the merger agreement, Trinity issued 7,150,000 shares of common stock to Thrall Car Management Company, Inc. The 7,150,000 shares issued to Thrall Car Management Company, Inc. were not registered and were issued pursuant to the exemptions provided by Regulation D of the Securities Act of 1933, as amended.

On November 9, 2001, Trinity acquired the outstanding interest of Transport Capital, LLC from a group of individuals for 34,000 shares of common stock. The 34,000 shares were not registered and were issued in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

Item 6. *Selected Financial Data.*

The following financial information for the nine months ended December 31, 2001 and 2000 and for the four years ended March 31, 2001 has been derived from the Company's consolidated financial statements. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto included elsewhere herein.

	Nine Months Ended December 31,		Year Ended March 31,			
	2001	2000	2001	2000	1999	1998
		(unaudited)				
	(in millions except percent and per share data)					
Statement of Operations Data:						
Revenues	$1,347.8	$1,485.6	$1,904.3	$2,740.6	$2,926.9	$2,473.0
Operating profit (loss)(1)	(16.4)	(7.9)	(66.1)	279.0	284.9	255.9
Net income (loss)(2)	(34.7)	(34.7)	(74.4)	165.5	185.3	103.7
Basic net income (loss) per common share(2)	(0.90)	(0.92)	(1.98)	4.17	4.31	2.41
Diluted net income (loss) per common share(2)	$ (0.90)	$ (0.92)	$ (1.98)	$ 4.15	$ 4.25	$ 2.36
Weighted average common shares outstanding:						
Basic	38.7	37.6	37.5	39.7	43.0	43.1
Diluted	38.7	37.6	37.5	39.9	43.6	43.9
Dividend per share	$ 0.54	$ 0.54	$ 0.72	$ 0.72	$ 0.69	$ 0.68
Balance Sheet Data:						
Total assets	$1,952.0	$1,755.4	$1,825.9	$1,738.5	1,684.9	1,573.9
Long-term debt(3)	476.3	44.5	504.0	95.4	120.6	149.6
Stockholders' equity	$1,009.4	926.0	879.0	1,015.1	959.1	887.5
Ratio of total debt to total capital	32.1%	32.7%	38.0%	20.7%	23.9%	22.0%
Book value per share	$ 22.79	$ 25.16	$ 23.89	$ 26.50	$ 23.22	$ 20.40

(1) Includes charges of:
- $64.3 million for unusual charges for the nine months ended December 31, 2001,
- $85.1 million for unusual charges for the nine months ended December 31, 2000, and
- $140.9 million for unusual charges for fiscal year 2001.

(2) Includes after tax charges or credit of:
- $50.4 million ($1.30 per share) for unusual charges for the nine months ended December 31, 2001,
- $75.2 million ($2.00 per share) for unusual charges for the nine months ended December 31, 2000,
- $110.9 million ($2.96 per share) for unusual charges for fiscal year 2001,
- $14.0 million ($0.32 per share) for the gain on a sale of an investment in land in fiscal year 1999, and
- $43.8 million ($1.00 per share) charge for litigation in fiscal year 1998.

(3) Long-term debt as of December 31, 2001 and March 31, 2001 increased from the levels as of December 31, 2000 due to the Company completing a committed revolving bank facility in June 2001 which has been classified as long-term debt. The proceeds of the new facility were used to repay short-term debt. See note 8 to the consolidated financial statements.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

General

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgements, including those related to bad debts, inventories, property, plant and equipment, goodwill, income taxes, warranty obligations, insurance restructuring costs, and contingencies and litigation. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

Inventory

We are required to state our inventories at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgements as to future demand requirements and compare that with the current or committed inventory levels. We have recorded significant changes in inventory carrying values in recent periods due to discontinuances of product lines as well as changes in market conditions due to changes in demand requirements. It is possible that changes in required inventory reserves may continue to occur in the future due to current market conditions in the railcar business.

Goodwill

We periodically evaluate acquired businesses for potential impairment indicators that are based on legal factors, market conditions in the United States and Europe and operational performance of our acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Warranties

We provide for the estimated cost of product warranties at the time we recognize revenue. We base our estimates on historical product failure rates. We also provide for specifically identified warranty obligations. Should actual product failure rates differ from our estimates, revisions to the estimated warranty liability would be required.

Insurance

We effectively self-insure for workers' compensation claims. A third-party administrator processes all such claims. We accrue our workers' compensation liability based upon an independent actuarial study. To the extent actuarial assumptions change and claims experience rates differs from historical rates, our liability may change.

Contingencies and Litigation

We are currently involved in certain legal proceedings. As discussed in Note 15 of our consolidated financial statements, as of December 31, 2001, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these proceedings.

Basis of Presentation

We are one of the nation's leading diversified industrial manufacturers. As of December 31, 2001, we modified our segment reporting to align the reportable segments with current management responsibilities and internal reporting.

The new reporting format includes the following business segments: (1) the Trinity Rail group, which manufactures and sells railcars and component parts; (2) the Construction Products group, which manufactures and sells highway guardrail and safety products, concrete and aggregate, girders and beams used in the construction of highway and railway bridges and weld fittings used in pressure piping systems; (3) the Inland Barge group, which manufactures and sells barges and related products for inland waterway services; (4) the Industrial Products group, which manufactures and sells container heads and pressure and non-pressure containers for the storage and transportation of liquefied gases and other liquid and dry products; and (5) the Trinity Railcar Leasing and Management Services group, which provides services such as fleet management and leasing. Finally, All Other includes the Company's captive insurance and transportation companies, structural towers, and other peripheral businesses.

Sales from Trinity Rail group to Trinity Railcar Leasing and Management Services group are recorded in Trinity Rail group and eliminated in consolidation. Sales of railcars from the lease fleet are included in the Trinity Railcar Leasing and Management Services group segment.

See notes to the consolidated financial statements for further discussion of business segments.

Unusual Charges

During the nine months ended December 31, 2001, Trinity recorded special pretax charges of approximately $66.4 million, $50.4 million net of tax or $1.30 per share, related primarily to restructuring our Rail group in connection with the Thrall merger and other matters. Of these charges, $64.3 million were charged to operating profit. These charges are reflected in the following income statement categories and segments (in millions).

	Rail	Construction Products	Inland Barge	Industrial Products	Railcar Leasing & Management Services	Corporate & Other	Total
Cost of revenues	$ 46.1	$ 0.8	$ —	$ —	$ —	$ 9.9	$ 56.8
Selling, engineering & administrative	4.2	0.1	—	—	—	3.2	7.5
Charged to operating profit	50.3	0.9	—	—	—	13.1	64.3
Operating profit (loss) before charges	(15.5)	46.5	9.8	3.9	30.2	(27.0)	47.9
Operating profit (loss) reported	$(65.8)	$45.6	$9.8	$3.9	$30.2	$(40.1)	$(16.4)

Unusual charges reported in other expenses amounted to $2.1 million primarily for the write down of equity investments in nine months ended December 31, 2001.

During fiscal year 2001, we recorded pre-tax charges of approximately $173.3 million, $110.9 million net of tax or $2.96 per share, primarily related to the restructuring of our railcar operations, investment and asset write downs, litigation reserves and other charges. Of these charges, $140.9 million were charged to operating profit. These charges are reflected in the following income statement categories and segments (in millions):

	Rail	Construction Products	Inland Barge	Industrial Products	Railcar Leasing & Management Services	Corporate & Other	Total
Cost of revenues	$ 73.7	$13.7	$ 4.4	$0.7	$ —	$ 32.8	$125.3
Selling, engineering & administrative	6.7	—	—	—	—	8.9	15.6
Charged to operating profit	80.4	13.7	4.4	0.7	—	41.7	140.9
Operating profit (loss) before charges	45.2	42.8	16.1	6.1	42.0	(77.4)	74.8
Operating profit (loss) reported	$(35.2)	$29.1	$11.7	$5.4	$42.0	$(119.1)	$ (66.1)

Unusual charges reported in other expenses amounted to $32.4 million primarily for the write down of equity investments in fiscal year 2001.

Nine Months Ended December 31, 2001 Compared With the Year Ended March 31, 2001 — Results of Operations

We changed our year-end in 2001 from March 31 to December 31 and, as a result, our most recent Statement of Operations is for the nine months ended December 31, 2001. Compared to the prior twelve month period, revenues and operating profit declined due to the shorter time period of three months and the significant downturn in the railcar market. Results of operations were also affected by the acquisition of Thrall on October 26, 2001, which added $47.3 million in revenue since the acquisition date with corresponding increases in other costs of our operations of $52.9 million. Interest expense also increased slightly as a result of increased debt incurred to acquire Thrall. Results of operations were also affected by the unusual pre-tax charges discussed above which were $66.4 million in the nine months ended December 31, 2001 compared to $173.3 million in the fiscal year 2001. Our management discussion and analysis which follows is based on a comparison of the nine months ended December 31, 2001 to the comparable nine month period in 2000.

Nine Months Ended December 31, 2001 Compared with Nine Months Ended December 31, 2000 — Results of Operations

Revenues decreased $137.8 million to $1,347.8 million for the nine months ended December 31, 2001 compared to $1,485.6 million for the nine months ended December 31, 2000, a decrease of 9.3%. The decline in revenues was primarily due to the reduction in railcar shipments and prices offset by increased revenues of $47.3 million due to the Thrall acquisition.

The following table reconciles the revenue amounts discussed under each segment with the consolidated total revenues shown in the Selected Financial Data (in millions).

	Nine Months Ended December 31, 2001			*Nine Months Ended December 31, 2000*		
	Revenues			Revenues		
	Outside	Intersegment	Total	Outside	Intersegment	Total
Rail Group	$ 521.3	$ 142.8	$ 664.1	$ 639.3	$ 166.9	$ 806.2
Construction Products Group	427.2	5.0	432.2	432.4	9.6	442.0
Inland Barge Group	148.2	—	148.2	144.5	—	144.5
Industrial Products Group	106.7	2.3	109.0	127.1	4.5	131.6
Railcar Leasing and Management Services Group	94.0	—	94.0	108.6	—	108.6
All Other	50.4	28.1	78.5	33.7	30.0	63.7
Eliminations & Corporate Items	—	(178.2)	(178.2)	—	(211.0)	(211.0)
Consolidated Total	$1,347.8	$ —	$1,347.8	$1,485.6	$ —	$1,485.6

Operating loss increased $8.5 million to $16.4 million for the nine months ended December 31, 2001 compared to $7.9 million for the same period in 2000. The increase was caused by a $29.3 million decrease in operating profits because of lower revenues, higher cost of revenues and the additional Thrall costs of $52.9 million offset by lower selling, engineering and administrative expenses. Additionally, special charges for the nine months ended December 31, 2001 were $20.8 million lower than the amount recorded for the same period in 2000.

Selling, engineering and administrative expenses decreased $32.4 million to $129.7 million for the nine months ended December 31, 2001 compared to $162.1 million for the period in 2000, a decrease of 20.0%. The decrease was a result of lower head counts, cost reduction efforts and a lesser amount of special charges.

Interest expense, net of interest income, increased $3.4 million to $19.2 million for the nine months ended December 31, 2001 compared to $15.8 million for the same period in 2000, an increase of 21.5%. The increase was primarily attributable to lower interest income.

Other, net decreased $25.6 million to $4.9 million for the nine months ended December 31, 2001 from $30.5 million for the same period in 2000, a 83.9% decrease. This decrease was due to the write down of equity investments during the nine months ended December 31, 2000.

The current year effective tax rate of 14.3% is due to lower foreign tax rates and valuation allowances.

Net loss for the nine months ended December 31, 2001 was $34.7 million, or $0.90 per diluted share as compared to a net loss of $34.7 million, or $0.92 per diluted share, the same period in 2000.

Trinity Rail Group

	Nine Months Ended December 31,	
	2001	2000
	(in millions)	
Revenues	$664.1	$806.2
Operating profit (loss) including unusual charges	$(65.8)	$ 3.4
Operating profit (loss) before unusual charges	$(15.5)	$ 36.6
Operating profit (loss) margin before unusual charges	(2.3)%	4.5%

Revenues declined 17.6% for the nine months ended December 31, 2001 compared to the same period in 2000. This decline is due to the current downturn in the North American railcar industry offset by increased revenues of $47.3 million due to the Thrall acquisition. Railcar units shipped dropped 22% compared to the prior year to approximately 7,800 cars. Operating profit margins were impacted by the inefficiencies of lower production levels, costs associated with more frequent changeovers to different car types and sizes, price pressures in the current competitive environment, and additional costs from Thrall. With the current railcar market, shipments are expected to decline further to 5,000 to 7,000 in fiscal year 2002 resulting in a very competitive market.

In the nine months ended December 31, 2001 railcar sales to Trinity Industries Leasing Company included in the Rail Group results were $139.2 million compared to $162.8 million in the same period in 2000 with profit of $6.6 million compared to $12.2 million for the same period in 2000. Sales to Trinity Industries Leasing Company and related profits are eliminated in consolidation.

Construction Products Group

	Nine Months Ended December 31,	
	2001	2000
	(in millions)	
Revenues	$432.2	$442.0
Operating profit including unusual charges	$ 45.6	$ 25.8
Operating profit before unusual charges	$ 46.5	$ 39.5
Operating profit margin before unusual charges	10.8%	8.9%

Revenues declined 2.2% for the nine months ended December 31, 2001 compared to the same period in 2000. The decrease in revenues was primarily attributable to exiting the flange and valve business offset by increased revenue and profits related to improved weather conditions in the concrete and aggregate and bridge business. Operating profit margins increased as a result of cost reduction associated with the consolidation of plants and elimination of unprofitable products.

Inland Barge Group

	Nine Months Ended December 31,	
	2001	2000
	(in millions)	
Revenues	$148.2	$144.5
Operating profit including unusual charges	$ 9.8	$ 9.9
Operating profit before unusual charges	$ 9.8	$ 14.3
Operating profit margin before unusual charges	6.6%	9.9%

Revenues increased 2.6% for the nine months ended December 31, 2001 compared to the same period in 2000. The increase in revenues was attributable to increased deliveries of tank barges offset by lower volumes in hopper barge sales. The decrease in Inland Barge operating profit margin is mainly due to competitive price pressures for both hopper barges and tank barges.

Industrial Products Group

	Nine Months Ended December 31,	
	2001	2000
	(in millions)	
Revenues	$109.0	$131.6
Operating profit including unusual charges	$ 3.9	$ 6.5
Operating profit before unusual charges	$ 3.9	$ 7.2
Operating profit margin before unusual charges	3.6%	5.5%

Revenues declined 17.2% for the nine months ended December 31, 2001 compared to the same period in 2000. The decline in revenues is primarily attributable to reduced demand from gas distributors and pricing pressures in the Mexico liquified petroleum gas market.

Sales of propane cylinders in Mexico have been negatively affected by a temporary halt in purchasing by Mexican propane distributors related to price controls and other matters. When these issues will be resolved, and the impact on Trinity's consolidated profits, cannot be determined.

Railcar Leasing and Management Services Group

	Nine Months Ended December 31,	
	2001	2000
	(in millions)	
Revenues	$ 94.0	$108.6
Operating profit	$ 30.2	$ 34.2
Operating profit margin	32.1%	31.5%

Revenues declined 13.4% for the nine months ended December 31, 2001 compared to the same period in 2000. The decrease in revenues was due to a decline in quantity of railcars sold offset by increases in lease revenues from net additions to the lease fleet and an increase in the fleet managed under management agreements. Included in the results of this group are revenues from the sale of railcars from the lease fleet of $20.9 million in the nine months ended December 31, 2001 and $48.3 million in the same period in 2000, and operating profits of $2.6 million in the nine months ended December 31, 2001 and $8.8 million in the same period in 2000.

All Other

Revenues in All Other increased from $63.7 million in the nine months ended December 31, 2000 to $78.5 million in the nine months ended December 31, 2001, due primarily to recording wind tower revenues for the entire period compared to the prior period start-up year. This increase is partially offset by discontinuing the operations of TEMCO during the same period in 2000. TEMCO produced concrete mixers, concrete batch plants and component parts for concrete related industries.

Operating loss was $21.1 for the nine months ended December 31, 2001, and $44.4 in the same period in 2000. Restructuring charges included in the nine months ended December 31, 2000 were $20.9 million primarily related to exiting the TEMCO business referred to above and environmental liabilities. Restructuring charges for the nine months ended December 31, 2001 were $13.1 million primarily related to exiting our internet related business and to our wind tower business which has been affected by the Enron bankruptcy. Excluding restructuring charges, a larger operating loss was recorded in the same period in 2000 due primarily to operating losses associated with TEMCO recorded in such period.

Fiscal Year 2001 Compared With Fiscal Year 2000 — Results of Operations

Revenues decreased $836.3 million to $1,904.3 million in fiscal 2001 compared to $2,740.6 million in fiscal 2000, a decrease of 30.5%. The decline was due to the reduction in railcar shipments and prices, a $13.4 million decline in liquid petroleum gas container sales and our decision to exit the flange and valve business.

The following table reconciles the revenue amounts disclosed under each segment with the consolidated total revenue shown in the Selected Financial Data (in millions).

	Year Ended March 31, 2001 Revenues			Year Ended March 31, 2000 Revenues		
	Outside	Intersegment	Total	Outside	Intersegment	Total
Rail Group	$ 818.0	$281.7	$1,099.7	$1,632.0	$ 66.3	$1,698.3
Construction Products Group	549.0	11.1	560.1	581.4	10.1	591.5
Inland Barge Group	202.9	0.1	203.0	210.1	—	210.1
Industrial Products Group	160.3	9.8	170.1	179.2	8.1	187.3
Railcar Leasing and Management Services Group	128.7	—	128.7	131.5	—	131.5
All Other	45.4	45.8	91.2	6.4	54.4	60.8
Eliminations & Corporate Items	—	(348.5)	(348.5)	—	(138.9)	(138.9)
Consolidated Total	$1,904.3	$ —	$1,904.3	$2,740.6	$ —	$2,740.6

Operating profit decreased to a loss of $66.1 million in fiscal year 2001 compared to an operating profit of $279.0 million for fiscal year 2000. The decrease was caused by a decrease in operating profits because of lower revenues and higher cost of revenues and selling, engineering and administrative expenses. Additionally, we incurred special operating charges of $140.9 million for fiscal year 2001 primarily due to restructuring and plant closers.

Selling, engineering and administrative expenses increased $30.3 to $213.7 million in fiscal year 2001 compared to $183.4 million in fiscal year 2000, an increase of 16.5%. This increase is primarily a result of international expansion and expenses associated with start-up operations and development activities plus $15.6 million in special charges.

Interest expense, net of interest income, increased $3.6 million to $22.0 million in fiscal year 2001 compared to $18.4 million for fiscal year 2000, an increase of 19.6%. This increase was primarily due to a higher level of short-term debt outstanding during fiscal year 2001 offset by higher interest income.

Other income, net changed from income of $2.3 million in fiscal year 2000 to a loss of

$28.2 million in fiscal year 2001 primarily due to the unusual charges from the write down of equity investments noted above.

The current year benefit for income taxes is primarily related to the deferred tax deductions attributable for the unusual charges. We believe that this asset is fully realizable given current tax carry back availability and existing deferred tax liabilities.

Net loss in fiscal year 2001 was $74.4 million, or $1.98 loss per share as compared to net income of $165.5 million, or $4.15 per diluted share, in fiscal year 2000.

Trinity Rail Group

	2001	2000
	(in millions)	
Revenues	$1,099.7	$1,698.3
Operating profit (loss) including unusual charges	$ (35.2)	$ 174.6
Operating profit before unusual charges	$ 45.2	$ 174.6
Operating profit margin before unusual charges	4.1%	10.3%

Revenues declined 35.2% in fiscal year 2001 compared to fiscal year 2000. This decline is due to the current downturn in the North American railcar industry. Railcar units shipped dropped 37% compared to the prior year to approximately 14,000 cars. Operating profit margins were negatively impacted by the inefficiencies of lower production levels, costs associated with more frequent change-overs to different car types and sizes, and price pressures in the current competitive environment.

Fiscal year 2001 railcar sales to Trinity Industries Leasing were $262.5 million compared to $67.5 million in the prior year with profit of $17.7 million compared to $6.6 million in fiscal year 2000. Sales to Trinity Industries Leasing and the related profit are eliminated in consolidation.

Construction Products Group

	2001	2000
	(in millions)	
Revenues	$560.1	$591.5
Operating profit including unusual charges	$ 29.1	$ 62.1
Operating profit before unusual charges	$ 42.8	$ 62.1
Operating profit margin before unusual charges	7.6%	10.5%

Revenue declined 5.3% in fiscal year 2001 compared to fiscal year 2000. An increase in revenues of beam and girders for highway bridges were offset by a decline in both highway safety products and concrete and aggregate. The decline in concrete and aggregate was due to the significant increase in adverse weather conditions experienced in fiscal year 2001 in the Texas market compared to fiscal year 2000. Operating profit and operating profit margins declined due to the inefficiencies of lower volumes caused by the poor weather and softer pricing in selected markets.

Inland Barge Group

	2001	2000
	(in millions)	
Revenues	$203.0	$210.1
Operating profit including unusual charges	$ 11.7	$ 25.7
Operating profit before unusual charges	$ 16.1	$ 25.7
Operating profit margin before unusual charges	7.9%	12.2%

Revenues declined 3.4% for fiscal year 2001 compared to fiscal year 2000. The decrease in Inland Barge revenues and operating profit is mainly due to competitive price pressures for both hopper barges and tank barges. These factors are primarily a result of depressed freight rates, which negatively impacted the Inland Barge group customers and reduced grain exports.

Industrial Products Group

	2001	2000
	(in millions)	
Revenues	$170.1	$187.3
Operating profit including unusual charges	$ 5.4	$ 13.0
Operating profit before unusual charges	$ 6.1	$ 13.0
Operating profit margin before unusual charges	3.6%	6.9%

Revenue declined 9.2% in fiscal 2001 compared to fiscal 2000. The decline in revenues is primarily attributable to reduced demand in the liquid petroleum gas market and competitive pricing pressures. Operating profits declined primarily due to pricing pressures in the container head products market and the Mexico liquid petroleum gas market.

Sales of propane cylinders in Mexico have been negatively affected by a temporary halt in purchasing by Mexican propane distributors related to price controls and other matters.

Railcar Leasing and Management Services Group

	2001	2000
	(in millions)	
Revenues	$128.7	$131.5
Operating profit	$ 42.0	$ 51.3
Operating profit margin	32.3%	39.0%

Operating profit declined in fiscal year 2001 compared to fiscal year 2000 due to lower profits on car sales, higher operating expenses related to leasing and management fleet expansion and higher lease expenses from leverage lease transactions.

Included in the results of this group are revenues from the sale of railcars from the lease fleet of $50.1 million in fiscal year 2001 and $57.9 million in fiscal year 2000, and operating profits of $9.0 million in fiscal year 2001 and $14.7 million in fiscal year 2000.

All Other

Revenues in All Other increased from $60.8 million in fiscal year 2000 to $91.2 million in fiscal year 2001 due primarily to start-up businesses, TEMCO and wind towers. TEMCO produced concrete mixers, concrete batch plants and component parts for concrete related industries. This business was closed and certain assets were sold in the fourth quarter of fiscal year 2001.

Operating loss increased to $59.1 million in fiscal year 2001 from $8.2 million in fiscal year 2000. Operating loss for fiscal year 2001 includes restructuring charges of $20.9 million primarily related to exiting the TEMCO business as referred to above and environmental liabilities. This remaining operating decline was due primarily to operating losses recorded by TEMCO in fiscal year 2001.

Liquidity and Capital Resources

Net cash provided by operating activities for the nine months ended December 31, 2001 increased to $200.1 million compared to $56.0 million for the same period in 2000. The increase was due to working capital changes, primarily reduced accounts receivable and inventory balances. Capital expenditures for the nine months ended December 31, 2001 were $133.3 million, of which $86.9 million were for additions to the lease portfolio. This compares to $229.3 million of capital expenditures for the same period last year, of which $152.5 million was for additions to the lease portfolio. Proceeds from the sale of property, plant and equipment were $188.2 million for the nine months ended December 31, 2001 composed primarily of the sale of cars from the lease fleet, compared to $55.8 million for the same period in 2000.

During the nine months ended December 31, 2001, the Company completed a committed revolving bank facility for $450 million. Amounts borrowed under the facility bear interest at LIBOR plus 0.95% or other alternative rates at the Company's option (3.09% at December 31, 2001) and can be converted to a one-year term in June 2002. The agreement requires maintenance of ratios related to interest coverage, leverage, and minimum net worth and restricts the amount of dividend payments. Accounts receivable and inventory are pledged as collateral for this facility. At December 31, 2001, $95.4 million was available under the facility. Proceeds from the facility were used to repay outstanding short-term debt as of March 31, 2001.

We expect to finance future operating requirements with net cash flow from operations, long-term and short-term debt, and privately placed equity. Continued worsening of the railcar market, declines in other businesses, the need to invest in additions to the railcar lease fleet or other factors could result in exceeding certain ratios in our debt covenants in the second half of the year. The debt covenant ratios that could be exceeded are the ratios of debt to EBITDA and EBITDA to interest expense. Based on discussion with our lead banks, we expect to renegotiate or replace existing debt agreements including changes to debt covenants and, if necessary, to take other actions designed to prevent exceeding debt covenant limitations.

On February 15, 2002, Trinity Industries Leasing sold $170,000,000 of 2002-1 Pass Through Certificates with interest payments at 7.755%, commencing on August 15, 2002 and due semiannually thereafter. Equipment notes issued by Trinity Industries Leasing for the benefit of the holders of the Pass Through Certificates are collateralized by interest in certain railcars owned by Trinity Industries Leasing and the leases pursuant to which such railcars are leased to customers. The equipment notes, including the obligations to make payments of principal and interest thereon are direct obligations of Trinity Industries Leasing and are fully and unconditionally guaranteed by Trinity as guarantor.

On March 6, 2002, we privately placed a total of 1.5 million unregistered shares of our common stock for net proceeds of $31.5 million. We are obligated to register these shares.

Sale/Leaseback Transaction

During the nine months ended December 31, 2001, we completed an off balance sheet financing arrangement for $199.0 million in railcars. We sold the railcars to an independent trust. The trust financed the purchase of the railcars with $151.3 million in debt and $47.7 million in equity provided by large independent financial institutions. The equity investor in the trust has the risk of ownership of the assets in the trust except for the $6.5 million of cash collateral discussed herein. Trinity has made no guarantees with respect to amounts at risk. An independent trustee for the trust has the authority for the appointment of the railcar fleet manager. The debt is repayable by the trust over 19 years.

Trinity, through a newly formed, wholly owned, qualified subsidiary, leased the cars from the trust and subleased the railcars to independent third party customers. Future operating lease obligations of our subsidiary under the lease agreement are as follows (in millions): 2002 — $17.0; 2003 — $16.8; 2004 — $17.1; 2005 — $16.3; 2006 — $15.8; and $225.5 thereafter. Future minimum rental revenues from subleased railcars as of December 31, 2001 are as follows (in millions): 2002 — $19.5; 2003 — $18.2; 2004 — $16.8; 2005 — $14.1; 2006 — $12.8 and $76.9 thereafter.

Under the terms of the operating lease agreement, Trinity has the option to purchase the railcars from the trust at the end of sixteen years at a predetermined, fixed price. Trinity also has an option to purchase the railcars at the end of the lease agreement at the then fair market value of the railcars. At the expiration of the operating lease agreement, Trinity has no further obligation or ownership interest in the assets of the trust.

Included in our accompanying consolidated balance sheet are cash and railcars totaling $28.4 million which are pledged as collateral for the duration of the lease obligations to the trust and an additional $6.5 million of cash which is pledged as collateral for the equity investor's investment. Trinity, under the terms of a servicing and remarketing agreement, will endeavor, consistent with customary commercial practice as would be used by a prudent person, to maintain railcars under lease for the benefit of the trust. Trinity also receives management fees under the terms of the agreement. Certain ratios must be maintained in order for excess cash flow, as defined, from the leases to third parties, to be available to Trinity.

The sale of the railcars by Trinity to the trust was accounted for as a sale/leaseback transaction. No revenue or profit was recorded at the time of the transaction and all profit was deferred and is being amortized over the term of the operating lease. Neither the assets of the trust, amounts due by the trust under the terms of debt to the financial institutions, or equity of the trust are reflected on the consolidated balance sheet of Trinity.

Contractual Obligation and Commercial Commitments.

As of December 31, 2001, we had the following contractual obligations (in millions):

		Payments Due by Period			
Contractual Obligations	Total	1 Year or less	2-3 Years	4-5 Years	After 5 Years
Long-term debt	$476.3	$11.5	$291.0	$50.5	$123.3
Operating leases	50.7	10.1	17.4	13.2	10.0
Total	$527.0	$21.6	$308.4	$63.7	$133.3

As of December 31, 2001, we had the following other commercial commitments (in millions):

		Amount of Commitment Expiration Per Period			
Other Commercial Commitments	Total Amounts Committed	1 Year or less	2-3 Years	4-5 Years	After 5 Years
Letters of Credit	$ 81.2	$16.4	$ 0.2	$ 0.6	$ 64.0
Operating leases under sale/leaseback transaction	308.5	17.0	33.9	32.1	225.5
	$389.7	$33.4	$34.1	$32.7	$289.5

Inflation

Changes in price levels of products and services did not significantly affect our operations during the nine months ended December 31, 2001 or in fiscal years 2001 and 2000.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Our earnings are affected by changes in interest rates due to the impact those changes have on our variable rate debt obligations, which represented approximately 96% of our total debt as of December 31, 2001. We have hedged a portion of this exposure with interest rate swaps leaving approximately 49% of our total debt exposed to fluctuations in interest rates. If interest rates average one percentage point more in fiscal year 2002 than they did during the nine months ended December 31, 2001, our interest expense would increase by approximately $2.3 million. In comparison, at March 31, 2001, we estimated that if interest rates averaged one percentage point more in fiscal year 2002 than they did in fiscal year 2001, interest expense would have increased by approximately $4.9 million. The impact of an increase in interest rates was determined based on the impact of the hypothetical change in interest rates and scheduled principal payments on our variable-rate debt obligations as of December 31, 2001 and March 31, 2001.

In addition, we are subject to market risk related to our net investments in our foreign subsidiaries. The net investment in foreign subsidiaries as of December 31, 2001 is $209.8 million. However, the impact of such market risk exposures as a result of foreign exchange rate fluctuations has not been material to us.

Item 8. *Financial Statements and Supplementary Data.*

Trinity Industries, Inc.,

Index to Financial Statements

	Page
Report of Independent Auditors	23
Consolidated Statement of Operations for the nine months ended December 31, 2001 and 2000 (unaudited) and for the years ended March 31, 2001 and 2000	24
Consolidated Balance Sheet as of December 31, 2001 and March 31, 2001	25
Consolidated Statement of Cash Flows for the nine months ended December 31, 2001 and 2000 (unaudited) and for the years ended March 31, 2001 and 2000	26
Consolidated Statement of Stockholders' Equity for the nine months ended December 31, 2001 and for the years ended March 31, 2001 and 2000	27
Notes to Consolidated Financial Statements	28

Report of Independent Auditors

The Board of Directors and Stockholders
Trinity Industries, Inc.

We have audited the accompanying consolidated balance sheets of Trinity Industries, Inc. as of December 31, 2001 and March 31, 2001, and the related consolidated statement of operations, cash flows and stockholders' equity for the nine months ended December 31, 2001 and for each of the two years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trinity Industries, Inc. at December 31, 2001 and March 31, 2001, and the consolidated results of its operations and its cash flows for the nine months ended December 31, 2001 and for each of the two years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Dallas, Texas
March 13, 2002

Trinity Industries, Inc. and Subsidiaries
Consolidated Statement of Operations

	Nine Months Ended December 31,		Year Ended March 31,	
	2001	2000	2001	2000
		(unaudited) (in millions except per share data)		
Revenues	$1,347.8	$1,485.6	$1,904.3	$2,740.6
Operating costs:				
Cost of revenues	1,234.5	1,331.4	1,756.7	2,278.2
Selling, engineering and administrative expenses	129.7	162.1	213.7	183.4
	1,364.2	1,493.5	1,970.4	2,461.6
Operating profit (loss)	(16.4)	(7.9)	(66.1)	279.0
Other (income) expense:				
Interest income	(2.5)	(5.5)	(6.9)	(2.0)
Interest expense	21.7	21.3	28.9	20.4
Other, net	4.9	30.5	28.2	(2.3)
	24.1	46.3	50.2	16.1
Income (loss) before income taxes	(40.5)	(54.2)	(116.3)	262.9
Provision (benefit) for income taxes:				
Current	3.3	17.8	3.8	84.4
Deferred	(9.1)	(37.3)	(45.7)	13.0
	(5.8)	(19.5)	(41.9)	97.4
Net income (loss)	$ (34.7)	$ (34.7)	$ (74.4)	$ 165.5
Net income (loss) per common share:				
Basic	$ (0.90)	$ (0.92)	$ (1.98)	$ 4.17
Diluted	$ (0.90)	$ (0.92)	$ (1.98)	$ 4.15
Weighted average number of shares outstanding:				
Basic	38.7	37.6	37.5	39.7
Diluted	38.7	37.6	37.5	39.9

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and Subsidiaries
Consolidated Balance Sheet

	December 31, 2001	March 31, 2001
	(in millions)	
Assets		
Cash and cash equivalents	$ 22.2	$ 13.5
Receivables (net of allowance for doubtful accounts of $9.5 at December 31, 2001 and $4.8 at March 31, 2001)	204.3	245.7
Inventories:		
Raw materials and supplies	159.5	235.5
Work in process	42.4	43.5
Finished goods	73.3	73.5
	275.2	352.5
Property, plant and equipment, at cost	1,434.9	1,534.1
Less accumulated depreciation	(555.8)	(541.7)
	879.1	992.4
Goodwill	415.7	77.3
Other assets	155.5	144.5
	$1,952.0	$1,825.9
Liabilities and Stockholders' Equity		
Notes payable	$ —	$ 33.8
Accounts payable and accrued liabilities	424.9	364.2
Long-term debt	476.3	504.0
Deferred income taxes	—	7.1
Other liabilities	41.4	37.8
	942.6	946.9
Stockholders' equity:		
Common stock — shares issued and outstanding at December 31, 2001 — 51.0; at March 31, 2001 — 43.8	51.0	43.8
Capital in excess of par value	464.7	291.8
Retained earnings	703.4	759.4
Accumulated other comprehensive loss	(26.0)	(21.1)
Treasury stock (6.6 shares at December 31, 2001 and 7.0 shares at March 31, 2001)	(183.7)	(194.9)
	1,009.4	879.0
	$1,952.0	$1,825.9

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and Subsidiaries
Consolidated Statement Cash Flows

	Nine Months Ended December 31,		Year Ended March 31,	
	2001	2000	2001	2000
		(unaudited) (in millions)		
Operating activities:				
Net income (loss)	$ (34.7)	$ (34.7)	$ (74.4)	$ 165.5
Adjustments to reconcile net income (loss) to net cash provided (required) by operating activities:				
Depreciation and amortization	66.2	69.8	89.1	80.3
Deferred income taxes	(9.1)	(37.3)	(45.7)	13.0
Gain on sale of property, plant, equipment and other assets	(1.1)	(9.8)	(11.2)	(10.5)
Unusual charges	66.4	117.5	173.3	—
Other	2.5	1.9	1.0	2.4
Changes in assets and liabilities, net of effects from acquisitions and unusual charges:				
Decrease in receivables	78.9	122.9	92.3	17.4
(Increase) decrease in inventories	112.8	(59.6)	(24.3)	43.0
(Increase) decrease in other assets	(5.2)	(53.7)	(33.3)	2.8
Decrease in accounts payable and accrued liabilities	(80.3)	(55.1)	(75.1)	(60.4)
Increase (decrease) in other liabilities	3.7	(5.9)	(0.8)	14.7
Total adjustments	234.8	90.7	165.3	102.7
Net cash provided by operating activities	200.1	56.0	90.9	268.2
Investing activities:				
Proceeds from sale of property, plant, equipment and other assets	188.2	55.8	62.8	77.7
Capital expenditures	(133.3)	(229.3)	(350.2)	(167.2)
Payment for purchase of acquisitions, net of cash acquired	(165.0)	(13.7)	(13.5)	(25.6)
Net cash required by investing activities	(110.1)	(187.2)	(300.9)	(115.1)
Financing activities:				
Issuance of common stock	—	—	—	2.3
Net borrowings (repayments) of short-term debt	(35.8)	235.5	323.7	(10.9)
Payments to retire long-term debt	(25.5)	(51.4)	(55.5)	(27.5)
Stock repurchases	—	(34.6)	(34.6)	(84.9)
Dividends paid	(20.0)	(20.4)	(27.0)	(28.7)
Net cash provided (required) by financing activities	(81.3)	129.1	206.6	(149.7)
Net increase (decrease) in cash and equivalents	8.7	(2.1)	(3.4)	3.4
Cash and equivalents at beginning of period	13.5	16.9	16.9	13.5
Cash and equivalents at end of period	$ 22.2	$ 14.8	$ 13.5	$ 16.9

Interest paid for the nine months ended December 31, 2001 and 2000 and years ended March 31, 2001 and 2000 was $22.3, $18.3, $29.0, and $20.7, respectively.

See accompanying notes to consolidated financial statements.

Trinity Industries, Inc. and Subsidiaries
Consolidated Statement of Stockholders' Equity

	Common Shares (100,000,000 Authorized)	Common Stock $1.00 Par Value	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Shares	Treasury Stock At Cost	Total Stockholders' Equity
			(in millions except share and per share data)					
Balance at March 31, 1999	43,705,636	$43.7	$292.6	$722.9	$(20.6)	(2,363,932)	$ (79.5)	$ 959.1
Net income	—	—	—	165.5	—	—	—	165.5
Currency translation adjustments	—	—	—	—	0.8	—	—	0.8
Comprehensive income								166.3
Cash dividends ($0.72 per share)	—	—	—	(27.8)	—	—	—	(27.8)
Stock repurchases	—	—	—	—	—	(2,941,839)	(84.9)	(84.9)
Other	90,715	0.1	2.5	—	—	(149,972)	(0.2)	2.4
Balance at March 31, 2000	43,796,351	43.8	295.1	860.6	(19.8)	(5,455,743)	(164.6)	1,015.1
Net loss	—	—	—	(74.4)	—	—	—	(74.4)
Currency translation adjustments	—	—	—	—	(1.3)	—	—	(1.3)
Comprehensive loss								(75.7)
Cash dividends ($0.72 per share)	—	—	—	(26.8)	—	—	—	(26.8)
Stock repurchases	—	—	—	—	—	(1,618,900)	(34.6)	(34.6)
Other	—	—	(3.3)	—	—	121,257	4.3	1.0
Balance at March 31, 2001	43,796,351	43.8	291.8	759.4	(21.1)	(6,953,386)	(194.9)	879.0
Net loss	—	—	—	(34.7)	—	—	—	(34.7)
Currency translation adjustments	—	—	—	—	(0.4)	—	—	(0.4)
Unrealized loss on derivative financial instruments	—	—	—	—	(4.5)	—	—	(4.5)
Comprehensive loss								(39.6)
Cash dividends ($0.54 per share)	—	—	—	(21.3)	—	—	—	(21.3)
Stock issued for mergers and acquisitions	7,150,000	7.2	175.8	—	—	34,000	1.3	184.3
Other	—	—	(2.9)	—	—	310,864	9.9	7.0
Balance at December 31, 2001	50,946,351	$51.0	$464.7	$703.4	$(26.0)	(6,608,522)	$(183.7)	$1,009.4

See accompanying notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements of Trinity Industries, Inc. and its consolidated subsidiaries ("Trinity" or the "Company") include the accounts of all majority owned subsidiaries. The equity method of accounting is used for companies in which the Company has significant influence and less than 50% ownership. All significant intercompany accounts and transactions have been eliminated.

Change in Year End

In September 2001 the Company changed its year end from March 31 to December 31. Unless stated otherwise, all references to "fiscal year 2000" shall mean the full fiscal year ended March 31, 2000 and "fiscal year 2001" shall mean the full fiscal year ended March 31, 2001.

Revenue Recognition

The Company generally recognizes revenue when products are shipped or services are provided. Revenues for contracts providing for a large number of units and few deliveries are recorded as the individual units are produced, inspected and accepted by the customer. Revenue from rentals and operating leases are recorded monthly as the fees accrue.

Income Taxes

The liability method is used to account for income taxes. Deferred income taxes are provided for the temporary effects of differences in the recognition of revenues and expenses for financial statement and income tax reporting purposes. Valuation allowances reduce deferred tax assets to an amount that will more likely than not be realized.

Net Income (Loss) Per Share

For fiscal year 2000 diluted net income per common share is based on the weighted average shares outstanding plus the assumed exercise of dilutive stock options less the number of treasury shares assumed to be purchased from the proceeds using the average market price of Trinity's common stock. Basic net income per common share is based on the weighted average number of common shares outstanding for the period. The numerator for both basic net income (loss) per common share and diluted net income per common share is net income (loss). The difference between the denominator in the basic calculation and the denominator in the diluted calculation is attributable to the effect of employee stock options. Diluted loss per common share for the nine months ended December 31, 2001 and for fiscal 2001 is based only on the weighted average number of common shares outstanding during the period, as the inclusion of stock options would have been antidilutive. The amounts of antidilutive options for the nine months ended December 31, 2001 and 2000 and for fiscal years 2001 and 2000 were 173,422, 66,739, 58,019 and 222,745, respectively.

Financial Instruments

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash investments and receivables. The Company places its cash investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to receivables are limited due to control procedures to monitor the credit worthiness of customers, the large number of customers in the Company's customer base, and their dispersion across different industries and geographic areas. The Company maintains an allowance for losses based upon the expected collectibility of all receivables.

Effective April 1, 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities. In accordance with SFAS 133, the Company formally documents all hedging instruments and assesses on an ongoing basis whether hedging transactions are highly effective. It is the Company's policy not to speculate in hedging activities. All hedging instruments outstanding at December 31, 2001 have been designated as cash flow hedges and are considered highly effective. The adoption of SFAS 133 did not have a material impact on the Company's financial statements.

Interest rate swap agreements are utilized to reduce the impact of changes in interest rates on certain debt. During the nine months ended December 31, 2001, the Company entered into eight interest rate swap agreements with a total notional amount of $225.0 million which expire in 2002 and 2003. The Company pays an average fixed rate of 4.30% and receives a floating rate based on the three-month LIBOR rates. As of December 31, 2001, the fair value of these swaps was recorded as a liability on the Company's books of $4.5 million with the offset to other comprehensive income.

Foreign operations give rise to risks from changes in foreign currency exchange rates. Forward exchange contracts with established financial institutions are utilized to hedge a portion of such risk. Realized and unrealized gains and losses are deferred and recognized in earnings concurrent with the hedged transaction. Although forward exchange contracts are entered into to mitigate the impact of currency fluctuations, certain exposure remains that may affect operating results. As of December 31, 2001, the fair value of the forward exchange contracts is not material.

Inventories

Inventories are valued at the lower of cost or market, with cost determined principally on the specific identification method. Market is replacement cost or net realizable value.

Property, Plant and Equipment

Depreciation and amortization are generally computed by the straight-line method over the estimated useful lives of the assets, generally 2 to 30 years. The costs of ordinary maintenance and repair are charged to expense while renewals and major replacements are capitalized.

The Company recognizes an impairment on its long-lived assets if the sum of the expected future cash flows generated by an asset or group of assets is less than the carrying amount of the respective asset(s). The Company measures an impairment loss of its assets to be disposed of by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Insurance

The Company's insurance for workers' compensation is effectively self-insured. A third party administrator is used to process claims. The Company accrues the workers' compensation liability based upon on independent actuarial study.

Warranties

The Company provides for the estimated cost of product warranties at the time revenue is recognized.

Foreign Currency Translation

Operations outside the United States prepare financial statements in currencies other than the United States Dollar; the income statement amounts are translated at average exchange rates for the year, while the assets and liabilities are translated at year-end exchange rates. Translation adjustments are accumulated as a separate component of stockholders' equity and comprehensive income.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments and the effective unrealized portions of changes in fair value of the Company's derivative financial instruments.

Stock-Based Compensation

Compensation expense for stock-based employee compensation is measured using the method prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. If material, pro forma disclosures of net earnings (loss) and earnings (loss) per common share will be made as if the method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for stock Based Compensation, had been applied in measuring compensation expense.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior year statements to conform to the current period presentation primarily related to segment information.

Prospective Accounting Changes

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. SFAS 144 addresses accounting and reporting of long-lived assets, except goodwill, that are held and used or disposed of through sale or other means. The Company, while currently evaluating the impact of this statement on the consolidated financial statements, does not believe it will have a significant impact.

Note 2. Segment Information

As of December 31, 2001, the Company modified its segment reporting to align the reportable segments with current management responsibilities and internal reporting.

The new reporting format includes the following business segments: (1) the Trinity Rail group, which manufactures and sells railcars and component parts; (2) the Construction Products group which manufactures and sells highway guardrail and safety products, concrete and aggregate, girders and beams used in the construction of highway and railway bridges and weld fittings used in pressure piping systems; (3) the Inland Barge group which manufactures and sells barges and related products for inland waterway services; (4) the Industrial Products group, which manufactures and sells container heads and pressure and non-pressure containers for the storage and transportation of liquefied gases and other liquid and dry products; and (5) the Trinity Railcar Leasing and Management Services group, which provides services such as fleet management and leasing. Finally, All Other includes the Company's captive insurance and transportation companies, structural towers, and other peripheral businesses.

Sales from Trinity Rail group to Trinity Railcar Leasing and Management Services group are recorded in Trinity Rail group and eliminated in consolidation. Sales of railcars from the lease fleet are included in the Trinity Railcar Leasing and Management Services group segment. Sales among groups are recorded at prices comparable to external customers.

The financial information for these segments is shown in the tables below. The Company operates principally in the continental United States, Mexico, Romania, the United Kingdom, the Czech Republic, Brazil, Switzerland and Slovakia. Intersegmental sales are at market prices.

Nine Months Ended December 31, 2001

	Revenues			Operating Profit (Loss)	Assets	Depreciation & Amortization	Capital Expenditures
	Outside	Intersegment	Total				
				(in millions)			
Rail Group	$ 521.3	$ 142.8	$ 664.1	$(65.8)	$ 868.7	$21.3	$ 22.9
Construction Products Group	427.2	5.0	432.2	45.6	250.0	18.7	11.9
Inland Barge Group	148.2	—	148.2	9.8	86.6	2.7	1.8
Industrial Products Group	106.7	2.3	109.0	3.9	104.6	4.7	5.3
Railcar Leasing and Management Services Group	94.0	—	94.0	30.2	482.8	11.4	87.6
All Other	50.4	28.1	78.5	(21.1)	52.5	3.9	2.3
Eliminations & Corporate Items	—	(178.2)	(178.2)	(19.0)	106.8	3.5	1.5
Consolidated Total	$1,347.8	$ —	$1,347.8	$(16.4)	$1,952.0	$66.2	$133.3

Year Ended March 31, 2001

	Revenues			Operating Profit (Loss)	Assets	Depreciation & Amortization	Capital Expenditures
	Outside	Intersegment	Total				
				(in millions)			
Rail Group	$ 818.0	$ 281.7	$1,099.7	$(35.2)	$ 596.7	$24.4	$ 35.2
Construction Products Group	549.0	11.1	560.1	29.1	282.4	27.5	28.0
Inland Barge Group	202.9	0.1	203.0	11.7	77.2	4.3	1.7
Industrial Products Group	160.3	9.8	170.1	5.4	155.6	5.2	12.4
Railcar Leasing and Management Services Group	128.7	—	128.7	42.0	553.1	14.0	259.8
All Other	45.4	45.8	91.2	(59.1)	63.2	7.0	10.7
Eliminations & Corporate Items	—	(348.5)	(348.5)	(60.0)	97.7	6.7	2.4
Consolidated Total	$1,904.3	$ —	$1,904.3	$(66.1)	$1,825.9	$89.1	$350.2

Year Ended March 31, 2000

	Revenues			Operating Profit (Loss)	Assets	Depreciation & Amortization	Capital Expenditures
	Outside	Intersegment	Total				
				(in millions)			
Rail Group	$1,632.0	$ 66.3	$1,698.3	$174.6	$ 739.5	$23.9	$ 38.1
Construction Products Group	581.4	10.1	591.5	62.1	314.7	25.9	27.8
Inland Barge Group	210.1	—	210.1	25.7	63.6	5.2	1.5
Industrial Products Group	179.2	8.1	187.3	13.0	120.1	4.1	11.4
Railcar Leasing and Management Services Group	131.5	—	131.5	51.3	359.2	9.2	64.2
All Other	6.4	54.4	60.8	(8.2)	53.5	6.0	7.8
Eliminations & Corporate Items	—	(138.9)	(138.9)	(39.5)	87.9	6.0	16.4
Consolidated Total	$2,740.6	$ —	$2,740.6	$279.0	$1,738.5	$80.3	$167.2

Total revenues from external customers attributed to foreign operations for the nine months ended December 31, 2001 and for fiscal years 2001 and 2000 are $102.2 million, $99.5 million, and $71.9 million, respectively. The Rail Group includes revenues from one customer that accounted for 12.6 percent of consolidated revenues in fiscal 2000. Long-lived assets located outside the United States for the nine months ended December 31, 2001 and for fiscal 2001 and 2000 are $159.4 million, $179.2 million, an $136.6 million, respectively.

Corporate assets are composed of cash and equivalents, notes receivable, land held for investment, certain property, plant and equipment, and other assets. Capital expenditures do not include business acquisitions.

Note 3. Unusual Charges

In December 2001, the Company recorded special pretax charges of $66.4 million ($50.4 million after tax), or $1.30 per share, related primarily to restructuring the Company's Rail Group in connection with the Thrall merger in North America and in Europe and other matters.

Costs included in the charges are summarized as follows:

	Total Charges	Reserves at December 31, 2001
	(in millions)	
Property, plant & equipment — write-downs to net realizable value and related plant closing costs	$46.5	$ 9.9
Severance costs — approximately 2,100 employees	3.8	3.8
Railcar restructuring charges	50.3	13.7
Asset write-downs and exit costs related to wholly owned businesses	15.5	0.2
Non railcar severance — 11 employees	0.6	0.6
Total charges	$66.4	$14.5

The reserves at December 31, 2001 represent future cash requirements.

Classification of the charges by segment and income statement line items are shown below:

	Railcar	Construction Products	All Other	Total
		(in millions)		
Cost of revenues	$46.1	$0.8	$ 9.9	$56.8
Selling, engineering & administrative	4.2	0.1	3.2	7.5
Charged to operating profit	50.3	0.9	13.1	64.3
Other (income) expense	—	—	—	2.1
Total charges	$50.3	$0.9	$13.1	$66.4

In fiscal year 2001, the Company recorded pretax charges of $173.3 million ($110.9 million after tax), or $2.96 per share, related primarily to restructuring the Company's railcar operations, exiting the flange and valve businesses, writing down certain inventory, curtailing international barge operations, environmental liabilities associated with previously closed facilities, litigation reserve for an adverse jury verdict, write-down of certain equity investments and acquired assets, including a 20% investment in a Russian transportation company obtained with the acquisition of Transcisco Industries in the fall of 1996, and other charges.

Costs included in the fiscal year 2001 charges are summarized as follows:

	Total Charges	Reserves March 31, 2001	Additional Charges	Payments	Write-offs	Reserves December 31, 2001
			(in millions)			
Property, plant & equipment — write-downs to net realizable value to be disposed of and related shut-down costs and other asset write-downs	$ 81.7	$24.1	$2.2	$ (2.1)	$(15.2)	$ 9.0
Inventory write-down	14.2	0.4	0.5	—	(0.9)	—
Environmental liabilities	11.8	11.8	0.1	(0.8)	—	11.1
Severance costs	7.8	2.6	—	(0.7)	(0.8)(1)	1.1
Adverse jury verdict	14.8	14.8	—	—	—	14.8
Equity investment write-downs:						
Russian transportation company	17.0	—	—	—	—	—
Other equity investments	20.5	—	—	—	—	—
Total equity investment write-downs	37.5	—	—	—	—	—
Other	5.5	3.7	—	(0.9)	(0.2)	2.6
	$173.3	$57.4	$2.8	$ (4.5)	$(17.1)	$38.6

(1) Reversal

Classification of the charges by segment are shown below:

	Railcar	Construction Products	Inland Barge	Industrial Products	Railcar Leasing & Management Services	Corporate & Other	Total
				(in millions)			
Cost of revenues	$73.7	$13.7	$4.4	$0.7	$—	$32.8	$125.3
Selling, engineering & administrative	6.7	—	—	—	—	8.9	15.6
Charged to operating profit	80.4	13.7	4.4	0.7	—	41.7	140.9
Other (income) expense	—	—	—	—	—	—	32.4
Total charges	$80.4	$13.7	$4.4	$0.7	$—	$41.7	$173.3

The Company estimated the fair market value of properties no longer in use or held for sale based on the location and condition of the properties, the fair market value of similar properties in the area, and the experience of the Company in the selling of similar properties in the past.

Note 4. Acquisitions and Divestitures

On October 26, 2001, Trinity completed a merger transaction with privately owned Thrall Car Manufacturing Company (Thrall). The results of Thrall's operations have been included in the consolidated financial statements since that date. Thrall is a leading railcar manufacturer, with operations in both the United States and Europe. This merger combines Trinity's strength in the tank car segment, Thrall's strength in auto rack manufacturing, and the Company's research and development expertise across the entire spectrum of railcars. Trinity expects to reduce costs through improvements in supply chain performance, greater plant efficiency, the development of dedicated production lines, and more flexible production and delivery options. The aggregate purchase price was $372.5 million including $165.5 million of cash, a working capital adjustment per the merger agreement of $18.4 million, transaction fees of $5.2 million, and common stock valued at $183.4 million. In addition, Trinity under certain circumstances has agreed to make additional payments, not to exceed $45 million over five years, based on a formula related to annual railcars industry production levels.

The value of the 7.15 million common shares issued was determined based on the average market price of Trinity's common shares over the period including two days before and after the terms of the merger were agreed to and announced.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in millions).

	October 26, 2001
Current assets	$ 86.2
Property, plant, and equipment	37.8
Intangible assets — patents	2.9
Goodwill	336.6
Total assets acquired	463.5
Current liabilities	91.0
Net assets acquired	$372.5

The $336.6 million of goodwill was assigned to the Rail group and that amount is expected to be deductible for tax purposes.

The following unaudited pro forma consolidated results of operations are presented below as if the merger with Thrall had been made at the beginning of the periods presented. The pro forma consolidated results of operations include adjustments to give effect to interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the merger been made at the beginning of the periods presented or the future results of the combined operations.

	Nine Months Ended December 31, 2001	Year Ended March 31, 2001
Revenues	$1,544.1	$2,562.6
Net loss	(50.1)	(65.9)
Loss per share:		
Basic	$ (1.13)	$ (1.47)
Diluted	$ (1.13)	$ (1.47)

Results for the nine months ended December 31, 2001 include after-tax charges of $50.4 million ($1.30 per share) related to restructuring the Rail Group in connection with the Thrall merger and the down cycle in the railcar industry and other matters. Results for the fiscal year ended March 31, 2001 included after-tax charges of $110.9 million ($2.96 per share) primarily related to the restructuring of Trinity's railcar operations, investment and asset write-downs, litigation reserves and other charges.

On November 9, 2001, Trinity purchased 100% of the outstanding ownership interests of Transport Capital LLC, a privately held asset management and advisory services company serving the rail transportation industry owned by a group of individuals. The aggregate purchase price was $2.1 million including $1.3 million of cash and 34 thousand shares of common stock held in treasury valued at $0.8 million. Goodwill amounted to $1.8 million, and none of that amount is expected to be deductible for tax purposes. Goodwill was assigned to Railcar Leasing and Management Services group.

The Company made certain acquisitions during fiscal years 2001 and 2000 accounted for by the purchase method. The aggregate purchase price for these acquisitions was $30.6 million and $87.4 million, respectively. Goodwill of $14.5 million and $9.3 million was recorded on the 2001 and 2000 acquisitions, respectively. The acquired operations have been included in the consolidated financial statements from the effective dates of the acquisitions. Proforma results would not have been materially different from actual results for any year presented.

During fiscal year 2001, the Company made the decision to discontinue the operations of TEMCO, which produced concrete mixers, concrete batch plants and component parts for concrete related industries. Certain assets associated with this business were sold in March 2001.

Note 5. Property, Plant and Equipment

	December 31, 2001	March 31, 2001
	(in millions)	
Land	$ 51.5	$ 51.9
Buildings and improvements	286.4	280.5
Machinery	539.5	538.4
Equipment on lease	536.4	627.9
Construction in progress	21.1	35.4
	$1,434.9	$1,534.1

Equipment on lease consists primarily of railcars leased by third parties. The Company enters into lease contracts with third parties with terms generally ranging between one and fifteen years, wherein equipment manufactured by Trinity is leased for a specified type of service over the term of the contract. The Company enters primarily into operating leases. Future minimum rental revenues on leases in each fiscal year are (in millions): 2002 — $44.5; 2003 — $37.0; 2004 — $33.7; 2005 — $30.5; 2006 — $21.9; and $160.9 thereafter. Equipment on lease with a net book value of $343.7 million is pledged as collateral for long-term debt.

The Company leases certain equipment under operating leases. Future minimum rent expense on these leases in each fiscal year are (in millions): 2002 — $10.1; 2003 — $9.6; 2004 — $7.8; 2005 — $6.6; 2006 — $6.6; and $10.0 thereafter.

Note 6. Goodwill

The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective April 1, 2001. Under SFAS No. 142, goodwill is no longer amortized but reviewed for impairment annually or more frequently if certain indicators arise. The Company has completed the impairment test required upon adoption of SFAS No. 142 and determined there is no impairment to its recorded goodwill balances. Goodwill by segment is as follows (in millions):

	December 31, 2001	March 31, 2001
Rail	$416.5	$79.9
Construction Products	5.2	5.2
Industrial Products	1.6	1.6
Railcar Leasing and Management Services	1.8	—
	425.1	86.7
Accumulated amortization	(9.4)	(9.4)
	$415.7	$77.3

Had the Company been accounting for its goodwill under SFAS No. 142 for fiscal 2001 and 2000, the Company's net income (loss) and earning (loss) per share would have been as follows (in millions except per share amounts):

	Years Ended March 31,	
	2001	2000
Reported net income (loss)	$(74.4)	$165.5
Add back goodwill amortization, net of tax	2.5	1.8
Adjusted net income (loss)	$(71.9)	$167.3
Basic earnings (loss) per share:		
Reported net income (loss)	$(1.98)	$ 4.17
Goodwill amortization, net of tax	.07	.05
Adjusted net income (loss)	$(1.91)	$ 4.22
Diluted earnings (loss) per share:		
Reported net income (loss)	$(1.98)	$ 4.15
Goodwill amortization, net of tax	.07	.05
Adjusted net income (loss)	$(1.91)	$ 4.20

Note 7. Deposit Agreement

The Company entered into a deposit agreement with Altos Hornos de Mexico, SA de C.V. ("AHMSA") which provides for funds to be deposited with AHMSA which are then used along with other funds from the Company to purchase steel from AHMSA. As of December 31, 2001, total funds on deposit including interest due amounted to approximately $45.8 million. Since May 1999 AHMSA has been operating under a judicial declaration of suspension of payments, which under applicable Mexican law, allows companies in Mexico to (1) seek a debt restructuring agreement with their creditors in an orderly fashion; (2) continue their operations; and (3) avoid declaration of bankruptcy and liquidation of assets. Should AHMSA not be able to operate under the declaration of suspension of payments because of its financial condition, AHMSA's creditors have no access to the funds on deposit and all funds on deposit with AHMSA under Mexican law should be returned to the Company. Trinity recovered $10.4 million of this deposit through inventory purchases in the nine months ended December 31, 2001. The timing of future collections of the deposit balance will depend on the rate of steel purchases.

Note 8. Debt

	December 31, 2001	March 31, 2001
	(in millions)	
Notes payable	$ —	$ 33.8
Revolving bank facility	$288.0	$460.0
6.0-9.25 percent industrial development revenue bonds payable in varying amounts through 2005	1.0	1.3
3.0-8.0 percent promissory notes, generally payable annually through 2015	4.0	4.2
6.96-9.44 percent equipment trust certificates to institutional investors generally payable in semi-annual installments of varying amounts through 2003	10.5	34.3
7.755 percent equipment trust certificates to institutional investors generally payable in semi-annual installments of varying amounts through 2009	170.0	—
11.3 percent notes payable monthly through 2003	2.8	4.2
	$476.3	$504.0

During the nine months ended December 31, 2001, the Company completed a committed revolving bank facility for $450 million. Amounts borrowed under the facility bear interest at LIBOR plus 0.95% or other alternative rates at the Company's option (3.09% at December 31, 2001) and can be converted to a one-year term in June 2002. The agreement requires maintenance of ratios related to interest coverage, leverage, and minimum net worth and restricts the amount of dividend payments. Accounts receivable and inventory are pledged as collateral for this facility. At December 31, 2001, $95.4 million was available under the facility. Proceeds from the facility were used to repay outstanding short-term debt as of March 31, 2001. Such amounts have been classified as long-term in the consolidated financial statements as of December 31, 2001 and March 31, 2001. Debt covenant ratios related to interest coverage and leverage could be exceeded in fiscal 2002. Based on discussions with its lead banks, the Company expects to renegotiate or replace existing debt agreements including changes to debt covenants and, if necessary, to take other actions designed to prevent exceeding debt covenant limitations.

On February 15, 2002, Trinity Industries Leasing Company ("TILC") sold $170,000,000 of 2002-1 Pass Through Certificates with interest at 7.755%, commencing on August 15, 2002 and due semiannually thereafter. Equipment notes issued by TILC for the benefit of the holders of the Pass Through Certificate are collateralized by interest in certain railcars owned by TILC and the leases pursuant to which such railcars are leased to customers. The equipment notes, including the obligations to make payments of principal and interest thereon are direct obligations of TILC and are fully and unconditionally guaranteed by Trinity Industries, Inc. as guarantor.

The proceeds of $170 million from the issuance of the equipment notes were used to repay outstanding indebtedness of Trinity as of December 31, 2001 and therefore such amounts are shown as long-term debt in the accompanying consolidated financial statements.

The fair value of non-traded, fixed-rate outstanding debt, estimated using discounted cash flow analysis, approximates its carrying value. Principal payments due during the next five years are 2002 — $11.5; 2003 — $290.7; 2004 — $0.3; 2005 — $40.2; 2006 — $10.3; and $123.3 thereafter. As of December 31, 2001, the Company had $81.2 million in outstanding letters of credit.

Note 9. Sale/Leaseback Financing

During the nine months ended December 31, 2001, the Company completed an off balance sheet financing arrangement for $199.0 million in railcars. Trinity sold the railcars to an independent trust. The trust financed the purchase of the railcars with $151.3 million in debt and $47.7 million in equity provided by large independent financial institutions. The equity investor in the trust has the risk of ownership of the assets in the trust except for the $6.5 million of cash collateral discussed herein. Trinity has made no guarantees with respect to amounts at risk. An independent trustee for the trust has the authority for the appointment of the railcar fleet manager. The debt is repayable by the trust over 19 years.

Trinity, through a newly formed, wholly owned, qualified subsidiary, leased the cars from the trust and subleased the railcars to independent third party customers. Future operating lease obligations of the Company's subsidiary under the lease agreement are as follows (in millions): 2002 — $17.0; 2003 — $16.8; 2004 — $17.1; 2005 — $16.3; 2006 — $15.8; and $225.5 thereafter. Future minimum rental revenues from subleased railcars as of December 31, 2001 are as follows (in millions);

2002 — $19.5; 2003 — $18.2; 2004 — $16.8; 2005 — $14.1; 2006 — $12.8 and $76.9 thereafter.

Under the terms of the operating lease agreement, Trinity has the option to purchase the railcars from the trust at the end of sixteen years at a predetermined, fixed price. Trinity also has an option to purchase the railcars at the end of the lease agreement at the then fair market value of the railcars. At the expiration of the operating lease agreement, Trinity has no further obligation or ownership interest in the assets of the trust.

Included in the Company's accompanying consolidated balance sheet are cash and railcars totaling $28.4 million which are pledged as collateral for the duration of the lease obligations to the trust and an additional $6.5 million of cash which is pledged as collateral for the equity investor's investment. Trinity, under the terms of a servicing and remarketing agreement, will endeavor, consistent with customary commercial practice as would be used by a prudent person, to maintain railcars under lease for the benefit of the trust. Trinity also receives management fees under the terms of the agreement. Certain ratios must be maintained in order for excess cash flow, as defined, from the leases to third parties, to be available to Trinity.

The sale of the railcars by Trinity to the trust was accounted for as a sale/leaseback transaction. No revenue or profit was recorded at the time of the transaction and all profit was deferred and is being amortized over the term of the operating lease. Neither the assets of the trust, amounts due by the trust under the terms of debt to the financial institutions, or equity of the trust are reflected on the consolidated balance sheet of Trinity.

Note 10. Other, Net

Other (income) expense consists of the following items (in millions):

	Nine Months Ended December 31, 2001	Year Ended March 31,	
		2001	2000
Gain on sale of property, plant and equipment	$(1.0)	$ (8.8)	$(2.3)
Foreign exchange transactions	1.5	(0.6)	0.6
Investment write-downs	1.9	36.2	—
Loss on equity investments	1.8	2.4	—
Other	0.7	(1.0)	(0.6)
Other, net	$ 4.9	$28.2	$(2.3)

Note 11. Income Taxes

The components of the provision (benefit) for income taxes are:

	Nine Months Ended December 31, 2001	Year Ended March 31,	
		2001	2000
Current:			
Federal	$ 4.6	$ 2.5	$78.5
State	(0.5)	1.1	5.2
Foreign	(0.8)	0.2	0.7
	3.3	3.8	84.4
Deferred	(9.1)	(45.7)	13.0
Provision (benefit)	$(5.8)	$(41.9)	$97.4

Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax liabilities and assets are:

	December 31, 2001	March 31, 2001
Deferred tax liabilities:		
Depreciation	$99.3	$97.4
Deductions related to inventory of foreign operations	15.7	—
Other foreign deferred liabilities	2.6	11.4
	117.6	108.8
Deferred tax assets:		
Pensions and other benefits	42.9	43.1
Accounts receivable, inventory, and other asset valuation accounts	62.4	48.0
Foreign net operating loss carryforwards	8.2	6.3
Other foreign deferred assets	8.4	—
Other	0.8	4.3
Total deferred tax assets	122.7	101.7
Valuation allowance	(3.1)	—
Deferred tax assets net of valuation allowance	119.6	101.7
Net deferred tax (assets) liabilities	$ (2.0)	$ 7.1

The Company has established a valuation allowance for net foreign operating loss carry forwards due to uncertainty regarding the realizability of these foreign losses. These net operating losses expire between 2006 and 2010.

The provision (benefit) for income taxes results in effective tax rates different from the statutory rates. The following is a reconciliation between the statutory U.S. federal income tax rate and the Company's effective income tax rate:

	Nine Months Ended December 31, 2001	Year Ended March 31, 2001	Year Ended March 31, 2000
Statutory rate	35.0%	35.0%	35.0%
State taxes	0.8	1.4	1.3
Valuation allowance	(7.6)	—	—
Foreign rate differential	(5.0)	—	—
Unutilized prior year tax credits	(3.3)	—	—
Other (net)	(5.6)	(0.4)	0.8
Effective tax rate	14.3%	36.0%	37.1%

For the nine months ended December 31, 2001 and in fiscal 2001 and 2000, income taxes of ($3.9), $11.7, and $85.2, respectively, were paid net of refunds received. Income (loss) before income taxes for the nine months ended December 31, 2001 and for fiscal 2001 and 2000, was ($23.4), ($124.8) and $252.9, respectively, for U.S. operations, and ($17.1), $8.5 and $10.0, respectively, for foreign operations. The Company has not has provided U.S. deferred income taxes on the undistributed earnings of its foreign subsidiaries based on the determination that such earnings will be indefinitely reinvested. Undistributed earnings of the Company's foreign subsidiaries were $19.7 as of December 31, 2001.

Note 12. Employee Retirement Plans

The Company sponsors defined benefit pension and defined contribution profit sharing plans which provide income and death benefits for eligible employees.

	Nine Months Ended December 31, 2001	Year Ended March 31 2001	Year Ended March 31 2000
	(in millions except percent data)		
Actuarial Assumptions			
Obligation discount rate	7.50%	7.75%	8.25%
Compensation increase rate	4.75%	4.75%	4.75%
Long-term rate of return on plan assets	9%	9%	9%
Expense Components			
Service cost	$ 8.2	$ 10.1	$ 13.5
Interest	10.7	13.3	12.9
Expected return on assets	(11.4)	(15.5)	(14.3)
Amortization and deferral	0.1	(0.7)	(0.1)
Profit sharing	3.3	5.5	4.2
Net expense	$ 10.9	$ 12.7	$ 16.2
Benefit Obligations			
Beginning of year	$188.6	$164.0	$163.2
Service cost	8.2	10.1	13.5
Interest	10.7	13.3	12.9
Benefits paid	(6.2)	(5.4)	(5.0)
Actuarial (gain) loss	(6.0)	6.6	(20.6)
End of year	$195.3	$188.6	$164.0
Under funded plans	$182.2	$179.6	$ 6.1
Over funded plans	$ 13.1	$ 9.0	$157.9
Plans' Assets			
Beginning of year	$168.8	$169.1	$160.0
Actual return on assets	6.3	(8.8)	11.4
Employer contributions	7.5	13.9	2.7
Benefits paid	(6.2)	(5.4)	(5.0)
End of year	$176.4	$168.8	$169.1
Under funded plans	$159.3	$158.5	$ —
Over funded plans	$ 17.1	$ 10.3	$169.1
Consolidated Balance Sheet Components			
Funded status	$ 19.0	$ 19.9	$ (5.1)
Unamortized transition obligation	0.9	1.1	1.4
Unrecognized prior service cost	(0.8)	(0.9)	(1.1)
Unrecognized gain (loss)	(16.5)	(17.6)	14.4
Net obligation	$ 2.6	$ 2.5	$ 9.6
Accrued	$ 12.4	$ 10.0	$ 14.5
Prepaid	9.8	7.5	4.9
Net accrued	$ 2.6	$ 2.5	$ 9.6

Note 13. Stock Option Plan

The Company's 1998 Stock Option and Incentive Plan provides for awarding 3,800,000 shares of common stock plus shares covered by forfeited, expired and canceled options granted under prior plans with a maximum of 1,000,000 shares being available for issuance as restricted stock or in satisfaction of performance or other awards. At December 31, 2001, a total of 1,595,503 shares were available for issuance. The plan provides for the granting of: nonqualified and incentive stock options having maximum ten-year terms to purchase common stock at its market value on the award date; stock appreciation rights based on common stock fair market values with settlement in common stock or cash; restricted stock; and performance awards with settlement in common stock or cash on achievement of specific business objectives. Under previous plans, nonqualified and incentive stock options and restricted shares were granted at their fair market values. One grant provided for granting reload options for the remaining term of the original grant at the common stock market value on the date shares already owned by the optionee are surrendered in payment of the option exercise.

In connection with the Thrall acquisition, certain employees were granted a total of 160,000 options to purchase common stock at its market price on the date of the grant. These stock options, which were approved by the Board of Directors of the Company, were not granted under the Company's Stock Option and Incentive Plan.

	Nine Months Ended December 31,		Year Ended March 31			
	2001		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding beginning of year	3,065,920	$29.26	2,526,836	$30.33	2,059,983	$29.81
Granted	1,043,252	20.23	865,200	22.96	636,306	30.06
Exercised	(93,285)	21.85	(186,248)	13.25	(147,309)	21.02
Cancelled	(95,065)	26.49	(139,868)	30.87	(22,144)	36.32
Outstanding end of year	3,920,822	27.10	3,065,920	29.26	2,526,836	30.33
Exercisable	2,265,996	$29.44	1,589,616	$30.79	1,319,168	$28.32

	December 31, 2001				
	Outstanding Options			Exercisable Options	
		Weighted Average			
Exercise Price Range	Shares	Remaining Contractual Life (Years)	Exercise Price	Shares	Weighted Average Price
$15.94 – $21.25	1,004,246	7.45	$18.89	270,597	$18.72
22.28 – 23.91	966,659	6.38	23.17	515,762	23.33
24.67 – 24.67	160,000	9.82	24.67	160,000	24.67
25.11 – 32.25	1,072,299	5.59	27.86	732,986	27.74
33.00 – 53.81	717,618	5.79	43.29	586,651	43.19
$15.94 – $53.81	3,920,822	6.47	$27.10	2,265,996	$29.44

The Company has elected to apply the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its interpretations and, accordingly, no compensation cost has been recorded for stock options. The effect of computing compensation cost in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," and the weighted average fair value of options granted during the nine months ended December 31, 2001 and fiscal year 2001 and 2000 using the Black-Scholes option pricing method are shown in the accompanying table.

	Nine Months Ended December 31, 2001	Year Ended March 31, 2001	Year Ended March 31, 2000
Estimated fair value per share of options granted	$ 5.99	$ 7.56	$ 9.10
Pro forma:			
Net income (loss) (in millions)	$(39.7)	$(78.7)	$162.7
Per diluted share	$(1.03)	$(2.10)	$ 4.06
Black-Scholes assumptions:			
Expected option life (years)	6.8	6.8	5.7
Risk-free interest rate	4.8%	4.5%	6.1%
Dividend yield	3.7%	3.1%	3.1%
Common stock volatility	0.354	0.328	0.328

The value of the restricted shares at the date of grant is amortized to expense ratably over the restriction period.

	Nine Months ended December 31, 2001	Year ended March 31, 2001	Year ended March 31, 2000
Shares awarded	284,100	—	50,000
Shares cancelled	(6,000)	(14,000)	—
Share restriction removed	(10,000)	—	—
Outstanding	385,600	117,500	131,500
Grant date fair value per share	$ 23.04	—	$ 27.94

Note 14. Stockholders' Equity

The Company has adopted a Stockholder's Rights Plan to replace its existing plan which expired April 27, 1999. On March 11, 1999, the Board of Directors of the Company declared a dividend distribution of one right for each outstanding share of the Company's common stock, $1.00 par value, to stockholders of record at the close of business on April 27, 1999. Each right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Preferred Stock at a purchase price of $200.00 per one one-hundredth (1/100) of a share, subject to adjustment. The rights are not exercisable or detachable from the common stock until ten business days after a person or group acquires beneficial ownership of twelve percent or more of the Company's common stock or if a person or group commences a tender or exchange offer upon consummation of which that person or group would beneficially own twelve percent or more of the common stock. The Company will generally be entitled to redeem the rights at $0.01 per right at any time until the first public announcement that a twelve- percent position has been acquired. If any person or group becomes a beneficial owner of twelve percent or more of the Company's common stock, each right not owned by that person or related parties enables its holder to purchase, at the right's purchase price, shares of the Company's common stock having a calculated value of twice the purchase price of the right.

In connection with the acquisition of Thrall, the Company adopted an amendment to the Rights Plan which generally permits the former stockholders of Thrall and its affiliates to beneficially own in excess of twelve percent of the Company's common stock without triggering the Plan as described above provided such persons hold the stock in compliance with a stockholders' agreement entered into in connection with the acquisition.

The Company has authorized and unissued 1.5 million shares of no par value voting preferred stock.

Note 15. Contingencies

In May of 2001, a judgement in the amount of $14.8 million was entered against the Company in a lawsuit brought for an alleged breach of contract involving the proposed production of a composite component for a refrigerated railcar for the Company. The amount of the judgement was accrued by the Company in fiscal 2001. The Company intends to appeal this judgement.

The Company is subject to federal, state, local and foreign laws and regulations relating to the environment and to work places. The Company believes that it is currently in substantial compliance with such laws and the regulations promulgated thereunder.

The Company is involved in various proceedings relating to environmental matters. The Company has provided reserves amounting to $11.6 million to cover probable and estimable liabilities of the Company with respect to such investigations and cleanup activities, taking into account currently available information and the Company's contractual rights of indemnification. However, estimates of future response costs are necessarily imprecise. Accordingly, there can be no assurance that the Company will not become involved in future litigation or other proceedings or, if the Company were found to be responsible or liable in any litigation or proceeding, that such costs would not be material to the Company.

The Company is involved in various other claims and lawsuits incidental to its business. In the opinion of management, their claims and suits in the aggregate will not have a material adverse effect on the Company's consolidated financial statements.

Note 16. Subsequent Event

On March 6, 2002, Trinity privately placed a total of 1.5 million unregistered shares of its common stock for net proceeds of $31.5 million. Trinity is obligated to register these shares.

Note 17. Selected Quarterly Financial Data (unaudited)

	Three Months Ended June 30, 2001	Three Months Ended September 30, 2001	Three Months Ended December 31, 2001	Nine Months Ended December 31, 2001
		(in millions except per share data)		
Nine months ended December 31, 2001:				
Revenues	$467.6	$372.9	$507.3	$1,347.8
Operating profit (loss)(1)	$ 22.6	18.8	(57.8)	(16.4)
Net income (loss)(1)	$ 9.6	7.9	(52.2)	(34.7)
Net income (loss) per common share(1):				
Basic	$ 0.26	0.21	(1.23)	(0.90)
Diluted	$ 0.26	0.21	(1.23)	(0.90)

	Three Months Ended June 30, 2000	Three Months Ended September 30, 2000	Three Months Ended December 31, 2000	Nine Months Ended December 31, 2000	Three Months Ended March 31, 2001
Year ended March 31, 2001:					
Revenues	$533.7	$550.7	$401.2	$1,485.6	$418.7
Operating profit (loss)(2)	$ 37.5	(14.9)	(30.5)	(7.9)	(58.2)
Net income (loss)(3)	$ 20.9	(13.2)	(42.4)	(34.7)	(39.7)
Net income (loss) per common share(3):					
Basic	$ 0.55	(0.35)	(1.14)	(0.92)	(1.08)
Diluted	$ 0.55	(0.35)	(1.14)	(0.92)	(1.08)

(1) See notes to consolidated financial statements for a discussion of unusual charges for the three months ended December 31, 2001.

(2) Unusual charges charged to operating profit (loss) and recorded in the Company's second, third, and fourth quarters of fiscal 2001 were $48.9 million, $36.2 million, and $55.8 million, respectively.

(3) After tax unusual charges recorded in the Company's second, third, and fourth quarters of fiscal 2001 were $33.2 million ($0.88 per share), $42.0 million ($1.13 per share), and $35.7 million ($0.97 per share), respectively.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 10. *Directors and Executive Officers of the Company.*

Information regarding the directors of the Company is incorporated by reference to the information set forth under the caption "Nominees" in the Company's proxy statement for the Annual Meeting of Stockholders to be held on May 13, 2002. Information regarding compliance with Section 16(a) of the Securities and Exchange Act of 1934 is incorporated by reference to the information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's proxy statement for the Annual Meeting of Stockholders to be held on May 13, 2002.

Item 11. *Executive Compensation*

Information regarding compensation of executive officers and directors is incorporated by reference to the information set forth under the captions "Compensation for Directors" and "Executive Compensation" in the Company's proxy statement for the Annual Meeting of Stockholders to be held on May 13, 2002.

Item 12. *Security Ownership of Certain Beneficial Owners and Management.*

Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference from the Company's proxy statement for the Annual Meeting of Stockholders to be held on May 13, 2002, under the caption "Security Ownership of Certain Beneficial Owners and Management."

Item 13. *Certain Relationships and Related Transactions.*

Information regarding certain relationships and related transactions with director nominees is incorporated by reference to the information set forth under the captions "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions" in the Company's proxy statement for the Annual Meeting of Stockholders to be held on May 13, 2002.

PART IV

Item 14. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K.***

(a) *Financial Statements.*

See Item 8.

(b) *Financial Statement Schedules.*

For the nine months ended December 31, 2001 and the two years ended March 31, 2001 and 2000

II — Allowance for Doubtful Accounts

(c) *Reports on Form 8-K*

Trinity filed a Current Report on Form 8-K dated October 29, 2001, amended by Form 8-K/A filed on December 28, 2001, reporting, under Item 2, the closing of the transactions pursuant to the agreement and plan of merger with Thrall Car Manufacturing Company. Pursuant to the Form 8-K/A:

(i) under Item 7, financial statements were filed for Thrall Car Manufacturing Company as of December 31, 2000 and December 31, 1999, and pro forma financial statements were filed for the nine month period ended September 30, 2001 and for the nine month period ended September 30, 2000;

(ii) under Item 5(a), Trinity reported it expected charges related to restructuring the railcar group in connection with the merger to be in the range of $50 to $65 million, or $0.75 to $0.97 per share; and

(iii) under Item 5(b), Trinity reported the grant of a valid first and prior lien on all of Trinity's account's receivable and inventory to JP Morgan Chase Bank, as Collateral Agent, under the terms of its credit agreements.

Trinity filed a Current Report on Form 8-K dated February 19, 2002, reporting, under Item 5, the completion of a $170 million private placement of secured debt securities. Pursuant to the Form 8-K:

(i) under Item 7, a Pass Through Trust Agreement and Trust Indenture and Security Agreements were filed.

Trinity filed a Current Report on Form 8-K dated March 6, 2002, reporting the private placement of 1.5 million shares of its unregistered common stock for gross proceeds of $31.5 million.

Trinity filed a Current Report on Form 8-K dated March 12, 2002, reporting, under Item 5, operating results for the three months and nine months ended December 31, 2001. Pursuant to Form 8-K:

(i) under Item 7, the news release dated February 27, 2002 was filed.

(c) *Exhibits*

See Index to Exhibits

EXHIBIT (23)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Post-Effective Amendment No. 3 to the Registration Statement (Form S-8, No. 2-64813), Post-Effective Amendment No. 1 to the Registration Statement (Form S-8, No. 33-10937), Registration Statement (Form S-8, No. 33-35514), Registration Statement (Form S-8, No. 33-73026), Registration Statement (Form S-8, No. 333-77735), Registration Statement (Form S-8, No. 333-91067), of Trinity Industries, Inc. and in the related Prospectuses of our reports dated March 13, 2001 with respect to the consolidated financial statements and schedules of Trinity Industries, Inc. included in this Annual Report (Form 10-K) for the nine months ended December 31, 2001.

ERNST & YOUNG LLP

Dallas, Texas
March 19, 2001

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Trinity Industries, Inc.

We have audited the consolidated financial statements of Trinity Industries, Inc. as of December 31, 2001 and March 31, 2001, and for the nine months ended December 31, 2001 and for each of the two years in the period ended March 31, 2001, and have issued our report thereon dated March 13, 2002. Our audits also included the financial statement schedules of Trinity Industries, Inc. listed in Item 14(a). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Dallas, Texas
March 13, 2002

Trinity Industries, Inc.

Allowance for Doubtful Accounts
Nine months ended December 31, 2001
and years ended March 31, 2001 and 2000
(in millions)

	Balance at beginning of period	Additions charged to costs and expenses	Accounts charged off	Balance at end of period
Nine Months Ended December 31, 2001	$4.8	$10.1	$5.4	$9.5
Year Ended March 31, 2001	$1.7	$ 5.1	$2.0	$4.8
Year Ended March 31, 2000	$1.9	$ 0.7	$0.9	$1.7

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY INDUSTRIES, INC.
Registrant

By /s/ JOHN L. ADAMS

John L. Adams
Executive Vice President
March 19, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons of the Company and in the capacities and on the dates indicated:

Directors:

/s/ DAVID W. BIEGLER

David W. Biegler
Director
March 19, 2002

Craig J. Duchossois
Director

/s/ RONALD J. GAFFORD

Ronald J. Gafford
Director
March 19, 2002

/s/ BARRY J. GALT

Barry J. Galt
Director
March 19, 2002

/s/ CLIFFORD J. GRUM

Clifford J. Grum
Director
March 19, 2002

/s/ JESS T. HAY

Jess T. Hay
Director
March 19, 2002

Directors (continued)

/s/ DIANA NATALICIO

Diana Natalicio
Director
March 19, 2002

/s/ W. RAY WALLACE

W. Ray Wallace
Director
March 19, 2002

Principal Executive Officer:

/s/ TIMOTHY R. WALLACE

Timothy R. Wallace
Chairman, President,
Chief Executive Officer and
Director
March 19, 2002

Principal Financial Officer:

/s/ JIM S. IVY

Jim S. Ivy
Vice President
March 19, 2002

Principal Accounting Officer

/s/ CHARLES MICHEL

Charles Michel
Controller
March 19, 2002

Trinity Industries, Inc.

Index to Exhibits
(Item 14(a))

NO.	DESCRIPTION
(3.1)	Certificate of Incorporation of Trinity Industries, Inc., as amended.
(3.2)	By-Laws of Trinity Industries, Inc.
(4.1)	Certificate of Incorporation of Trinity Industries, Inc., as amended (filed as Exhibit 3.1 above).
(4.2)	By-Laws of Trinity Industries, Inc. (filed as Exhibit 3.2 above).
(4.3)	Specimen Common Stock Certificate of Trinity Industries, Inc. (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K for the fiscal year ended March 31, 1999).
(4.4)	Rights Agreement dated March 11, 1999 (incorporated by reference to our Form 8-A filed April 2, 1999).
(4.5)	Amendment No. 1 to the Rights Agreement dated as of August 12, 2001, amending the Rights Agreement dated as of March 11, 1999 by and between Trinity Industries, Inc. and the Bank of New York, as Rights Agent (incorporated by reference to Exhibit 2 to our Form 8-A/A filed August 22, 2001).
(4.6)	Amendment No. 2 to the Rights Agreement dated as of October 26, 2001, amending the Rights Agreement dated as of March 11, 1999 by and between Trinity Industries, Inc. and the Bank of New York, as Rights Agent, as amended by Amendment No. 1 to the Rights Agreement, dated August 13, 2001 (incorporated by reference to Exhibit 4 to our Form 8-A/A filed October 31, 2001).
(4.7)	Registration Rights Agreement dated as of October 26, 2001 by and between Trinity Industries, Inc. and Thrall Car Management, Inc. (filed as an exhibit to Exhibit 10.19 below).
(4.8)	Registration Rights Agreement dated as of March 6, 2002 by and between Trinity Industries, Inc. and Acqua Wellington Private Placement Fund, Ltd. (incorporated by reference to Exhibit 4.7 to our Form 8-K filed March 6, 2002).
(4.9)	Registration Rights Agreement dated as of March 6, 2002 by and between Trinity Industries, Inc. and Acqua Wellington Opportunity I Limited (incorporated by reference to Exhibit 4.8 to our Form 8-K filed March 6, 2002).
(10.1)	Fixed Charges Coverage Agreement dated as of January 15, 1980, between Trinity Industries, Inc. and Trinity Industries Leasing Company (incorporated by reference to Exhibit 10.1 to Registration Statement No. 2-70378 filed January 29, 1981).
(10.2)	Tax Allocation Agreement dated as of January 22, 1980 between Trinity Industries, Inc. and its subsidiaries (including Trinity Industries Leasing Company) (incorporated by reference to Exhibit 10.2 to Registration Statement No. 2-70378 filed January 29, 1981).
(10.3.1)	Form of Amended and Restated Executive Severance Agreement, dated November 7, 2000, entered into between Trinity Industries, Inc. and Chief Executive Officer, each of the four most highly paid executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the last completed fiscal year, one other executive officer, and three executive officers of subsidiaries of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).*
(10.3.2)	Form of Amended and Restated Executive Severance Agreement dated November 7, 2000, entered into between Trinity Industries, Inc. and six executive officers and thirteen subsidiary and divisional officers of Trinity Industries, Inc. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000).*
(10.4)	Trinity Industries, Inc., Stock Option Plan with Stock Appreciation Rights (incorporated by reference to Registration Statement No. 2-64813 filed July 5, 1979, as amended by Post-Effective Amendment No. 1 dated July 1, 1980, Post-Effective Amendment No. 2 dated August 31, 1984, and Post-Effective Amendment No. 3 dated July 13, 1990).*

NO.	DESCRIPTION
(10.5)	Directors' Retirement Plan adopted December 11, 1986, as amended by Amendment No. 1 dated September 10, 1998 (incorporated by reference to Exhibit 10.5 to our Annual Report on Form 10-K for the fiscal year ended March 31, 1999).*
(10.6)	1989 Stock Option Plan with Stock Appreciation Rights (incorporated by reference to Registration Statement No. 33-35514 filed June 20, 1990).*
(10.7)	1993 Stock Option and Incentive Plan (incorporated by reference to Registration Statement No. 33-73026 filed December 15, 1993).*
(10.8.1)	Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as restated effective January 1, 2000 (incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2000).*
(10.8.2)	Amendment dated March 8, 2001 to the Supplemental Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates (incorporated by reference to Exhibit 10.8.2 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2001).*
(10.9)	Supplemental Profit Sharing and Deferred Director Fee Trust dated March 31, 1999 (incorporated by reference to Exhibit 10.10 to our Annual Report on Form 10-K for the fiscal year ended March 31, 1999).*
(10.10)	Supplemental Retirement Plan dated April 1, 1995, as amended by Amendment No. 1 dated September 14, 1995 and Amendment No. 2 dated May 6, 1997 (incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K for the fiscal year ended March 31, 1999).*
(10.11)	Deferred Plan for Director Fees dated July 17, 1996, as amended by Amendment No. 1 dated September 10, 1998 (incorporated by reference to Exhibit 10.12 to our Annual Report on Form 10-K for the fiscal year ended March 31, 1999).*
(10.11.1)	Amendment No. 2 to Defined Plan for Director Fees, dated December 13, 2001.*
(10.12)	Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to Registration Statement No. 333-77735 filed May 4, 1999).*
(10.12.1)	Amendment No. 1 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan.*
(10.12.2)	Amendment No. 2 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to 10.12.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001).*
(10.13)	Form of Deferred Compensation Plan and Agreement as amended and restated entered into between Trinity Industries, Inc. and certain officers of Trinity Industries, Inc. or its subsidiaries.*
(10.14)	Consulting agreement between the Company and W. R. Wallace effective January 1, 1999 (incorporated by reference to Exhibit 10.14 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2000).*
(10.15)	Trinity Industries, Inc. Short-Term Management Incentive Plan (incorporated by reference to Exhibit A to our proxy statement dated June 19, 2000).*
(10.16)	Equipment Lease Agreement (TRL 1 2001-1A) dated as of May 17, 2001 between TRLI-1A Railcar Statutory Trust, lessor, and Trinity Rail Leasing I L.P., lessee (incorporated by reference to Exhibit 10.16 to our Form 10-K for the fiscal year ended March 31, 2001).
(10.16.1)	Participation Agreement (TRL 1 2001-1A) dated as of May 17, 2001 among Trinity Rail Leasing I L.P., lessee, et. al.
(10.16.2)	Equipment Lease Agreement (TRL 1 2001-1B) dated as of July 12, 2001 between TRL 1 2001-1B Railcar Statutory Trust, lessor, and Trinity Rail Leasing I L.P., lessee.
(10.16.3)	Participation Agreement (TRL 1 2001-1B) dated as of May 17, 2001 among Trinity Rail Leasing I L.P., lessee, et. al.
(10.16.4)	Equipment Lease Agreement (TRL 1 2001-1C) dated as of December 28, 2001 between TRL 1 2001-1C Railcar Statutory Trust, lessor, and Trinity Rail Leasing 1 L.P., lessee.
(10.16.5)	Participation Agreement (TRL 1 2001-1C) dated as of December 28, 2001 among Trinity Rail Leasing I L.P., lessee, et. al.

NO.	DESCRIPTION
(10.17)	Credit Agreement dated as of June 8, 2001 among Trinity Industries, Inc, as Borrower, and The Chase Manhattan Bank, as Administrative Agent, et. al. (incorporated by reference to Exhibit 10.17 to our Form 10-K for the fiscal year ended March 31, 2001).
(10.17.1)	First Amendment to Credit Agreement dated October 15, 2001 (incorporated by reference to Exhibit 10.17.1 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001).
(10.17.2)	Second Amendment to Credit Agreement dated December 10, 2001.
(10.17.3)	Third Amendment to Credit Agreement dated February 8, 2002.
(10.18)	Term Credit Agreement dated October 15, 2001 among Trinity Industries, Inc., as borrower, and The Chase Manhattan Bank, as lender and as administrative agent, et. al. (incorporated by reference to Exhibit 10.18 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001).
(10.18.1)	First Amendment to Term Credit Agreement dated December 10, 2001.
(10.18.2)	Second Amend to Term Credit Agreement dated February 8, 2002.
(10.19)	Agreement and Plan of Merger dated as of August 13, 2001 by and among Trinity Industries, Inc., TCMC Acquisition Corp., Thrall Car Manufacturing Company and Thrall Car Management Company, Inc. together with the form of Stockholder's Agreement and Registration Rights Agreement attached thereto as exhibits (incorporated by reference to Exhibit 2.1 to our Form 8-K dated August 15, 2001).
(21)	Listing of subsidiaries of Trinity Industries, Inc.
(23)	Consent of Independent Auditors. (Contained on page 44 of this document)

* Management contracts and compensatory plan arrangements.

Notice: A copy of Exhibits omitted from the reproduction will be furnished upon written request to Neil Shoop, Treasurer, Trinity Industries, Inc., P.O. Box 568887, Dallas, Texas 75356-8887. We may impose a reasonable fee for our expense in connection with providing the above-referenced Exhibits.

TRINITY INDUSTRIES, INC.

Listing of Subsidiaries of the Registrant

The Registrant has no parent.

At March 1, 2002, the operating subsidiaries of the Registrant were:

Name of subsidiary	Organized under the laws of	Percentage of voting securities owned by the Registrant
Apromat, S.A. — Arad	Romania	50%
Astra Vagoane, S.A. — Arad	Romania	96%
Concrete Supply.Net, Inc.	Texas	100%
ICPV S.A. — Arad	Romania	89%
International Industrial Indemnity Co.	Vermont	100%
MEVA, S.A. — Drobeta Turnu-Severin	Romania	80%
Reunion General Agency, Inc.	Texas	100%
Syro, Inc.	Ohio	100%
Transit Mix Concrete & Materials Company	Delaware	100%
Transit Mix Concrete — Baytown, Inc.	Texas	100%
Transit Mix Concrete & Materials Company of Louisiana	Louisiana	100%
Trinity Argentina S.R.L.	Argentina	100%
Trinity EE, Inc.	Delaware	100%
Trinity E-Ventures, Inc.	Delaware	100%
Trinity Equipment Co., Inc.	Delaware	100%
Trinity Equipment Manufacturing Company, Inc.	Delaware	100%
Trinity Fitting & Flange Group, Inc.	Delaware	100%
Trinity Industries Buffalo, Inc.	Delaware	100%
Trinity Industries International Holdings AG	Switzerland	100%
Administradora Especializada, S. de R.L. de C.V.	Mexico	100%
Grupo Tatsa, S. de R.L. de C.V.	Mexico	100%
Trinity Industries de Mexico, S. de R.L. de C.V.	Mexico	100%
Servicios Corporativos Tatsa, S. de R.L. de C.V.	Mexico	100%
Trinity Industries do Brasil, Ltda.	Brazil	100%
Trinity Industries GmbH	Switzerland	100%
Wagonmarket, spol. s r.o.	Slovak Republic	100%
Trinity Rail do Brasil, Ltda.	Brazil	100%
Trinity Industries Leasing Company	Delaware	100%
Trinity Industries Transportation, Inc.	Texas	100%
Trinity Marine Products, Inc.	Delaware	100%
Trinity Materials, Inc.	Delaware	100%
Trinity Mining Services, Inc.	Delaware	100%
Trinity Rail Group, LLC	Delaware	100%
Thrall Europa, s.r.o.	Czech Republic	100%
Thrall Vagonka Studerka, a.s.	Czech Republic	95%
Thrall International Holdings LLC	Illinois	99%
Thrall Europa Gmbh	Switzerland	100%
Thrall Europa (UK)	England & Wales	100%
Thrall Company	Delaware	100%
Rail Project, s.r.o.	Slovak Republic	100%
Thrall Trinity Freight Car, Inc.	Delaware	100%
Trinity DIFCO, Inc.	Delaware	100%
DIFCO, Inc.	Ohio	100%
Trinity Rail Components & Repair, Inc	Delaware	100%
McConway and Torley Corporation	Pennsylvania	100%
MCT Properties, Inc.	Delaware	100%
McConway and Torley — Anniston, Inc.	Delaware	100%
Standard Forged Products, Inc.	Delaware	100%
Trinity Railcar Repair, Inc.	Delaware	100%
Trinity Tank Car, Inc.	Delaware	100%
Trinity Rail, Inc.	Delaware	100%
Trinity Rail Management, Inc.	Delaware	100%
TILX GP I, LLC	Delaware	100%
TILX LP I, LLC	Delaware	100%
Trinity Structural Towers, Inc.	Delaware	100%
TRN Investment Company, Inc.	Delaware	100%
TRN, Inc.	Delaware	100%
TRM Business Trust	Delaware	100%
Waldorf Properties, Inc.	Delaware	100%

David W. Biegler
Retired Vice Chairman
TXU Corp

Craig J. Duchossois
Chief Executive Officer
Duchossois Industries, Inc.

Ronald J. Gafford
President and Chief Executive Officer
Austin Industries, Inc.

Barry J. Galt
Retired Chairman and
Chief Executive Officer
Ocean Energy, Inc.

Clifford J. Grum
Retired Chairman and
Chief Executive Officer
Temple-Inland Inc.

Jess T. Hay
Chairman
HCB Enterprises Inc
Chairman
Texas Foundation for Higher Education

Diana Natalicio, Ph.D.
President
The University of Texas El Paso

Timothy R. Wallace
Chairman, President and
Chief Executive Officer
Trinity Industries, Inc.

W. Ray Wallace
Retired Chairman and
Chief Executive Officer
Trinity Industries, Inc.

Timothy R. Wallace
Chairman, President and
Chief Executive Officer

John L. Adams
Executive Vice President

Mark W. Stiles
Senior Vice President

Andrea F. Cowan
Vice President
Shared Services

Jack L. Cunningham, Jr.
Vice President
HR/Labor Relations

Michael G. Fortado
Vice President
Corporate Secretary

Jim S. Ivy
Vice President and
Chief Financial Officer

John M. Lee
Vice President
Business Development

S. Theis Rice
Vice President
Legal Affairs

Linda S. Sickels
Vice President
Government Relations

Neil O. Shoop
Treasurer

Charles Michel
Controller

Trinity Rail Group

Michael E. Flannery
Group CEO

Martin Graham
President
Trinity Rail Operations

Patrick S. Wallace
President
Trinity Rail Components & Repair

George Creighton
President
Foundry Division

Drew A. Springer
President
Trinity Railcar Repair, Inc.

H. Christian Schmalbruch
President
Trinity Rail GmbH

Trinity Railcar Leasing and Management Services Group

Steve Menzies
President

Trinity Construction Products Group

Mark W. Stiles
Group President

William A. McWhirter, II
Executive Vice President

Rodney A. Boyd
President
Highway Safety Division

Donald A. Graham
President
Trinity Fittings Group, Inc.

Trinity Inland Barge Group

Paul E. Mauer
President
Trinity Marine Products, Inc.

Trinity Industrial Products Group

Manuel Castro, Sr.
Group President

Antonio Carrillo
President
Trinity Industries de Mexico

Jesse E. Collins, Jr.
President
U.S. LPG

Other Operating Executives

Patrick A. Turner
President
Trinity Industries Transportation, Inc.

Jeffrey J. Marsh
President
Trinity Structural Towers, Inc.

This year, Trinity honors Dean P. Guerin upon his retirement from Trinity's Board of Directors. Mr. Guerin has served on the Board of Directors of Trinity Industries since 1965. Over the past 37 years, Dean has provided countless hours of counsel and guidance that has assisted Trinity in many ways. Mr. Guerin was one of the founders of Eppler, Guerin & Turner, Inc., which became Principal Financial Securities. It is with much gratitude that we thank Dean for his many years of service.

Trinity also honors Mr. Joseph F. Piriano, who is retiring this year following 18 years of service. Joe served as Vice President, Purchasing where he has been a tremendous asset in our continued relationship with our suppliers. On behalf of the executive officers, board and staff of Trinity, we would like to thank Joe for his years of dedication and service. We will miss the value he brought to our company and wish him well in his retirement.


Trinity Industries, Inc.

2525 Stemmons Freeway
Dallas, Texas 75207-2401
P.O. Box 568887
Dallas, Texas 75356-8887
214-631-4420
www.trin.net

www.trinityannual.com